UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2016
Commission file number 1- 12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2016

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Revenues	587,619	592,797	1,228,727	1,138,659
Voyage expenses	(28,299)	(23,890)	(59,889)	(49,560)
Vessel operating expenses	(205,655)	(201,370)	(421,516)	(385,573)
Time-charter hire expenses	(38,314)	(30,333)	(77,917)	(55,260)
Depreciation and amortization	(141,079)	(128,199)	(285,236)	(240,903)
General and administrative	(29,871)	(33,730)	(62,838)	(71,684)
Asset impairments (note 7)	(62,605)	(500)	(62,605)	(15,996)
(Loss) gain on sale of vessels, equipment and other assets (note 7)	—	—	(27,619)	1,643
Restructuring (charges) reversals (note 12)	(5,818)	742	(19,804)	(8,384)
Income from vessel operations	75,978	175,517	211,303	312,942
Interest expense	(73,255)	(62,388)	(145,458)	(113,734)
Interest income	1,042	1,199	2,364	2,729
Realized and unrealized (loss) gain on non-designated derivative instruments (note 15)	(89,272)	63,752	(196,893)	(19,634)
Equity income	37,219	39,901	52,636	60,650
Foreign exchange (loss) gain (notes 8 and 15)	(15,157)	(1,604)	(25,671)	15,906
Other loss (note 13)	(21,436)	(389)	(21,286)	(14)
Net (loss) income before income taxes	(84,881)	215,988	(123,005)	258,845
Income tax (expense) recovery (note 16)	(1,423)	(752)	(2,499)	243
Net (loss) income	(86,304)	215,236	(125,504)	259,088
Less: Net loss (income) attributable to non-controlling interests	8,495	(149,324)	(1,088)	(202,940)
Net (loss) income attributable to shareholders of Teekay Corporation	(77,809)	65,912	(126,592)	56,148
Per common share of Teekay Corporation (note 17)
• Basic (loss) income attributable to shareholders of Teekay Corporation	(1.14)	0.91	(1.81)	0.77
• Diluted (loss) income attributable to shareholders of Teekay Corporation	(1.14)	0.90	(1.81)	0.77
• Cash dividends declared	0.0550	0.3163	0.1100	0.6325
Weighted average number of common shares outstanding (note 17)
• Basic	72,945,635	72,697,121	72,844,031	72,623,503
• Diluted	72,945,635	73,477,680	72,844,031	73,379,228
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Net (loss) income	(86,304)	215,236	(125,504)	259,088
Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized (loss) gain on marketable securities	(25)	(217)	10	(429)
Unrealized (loss) gain on qualifying cash flow hedging instruments	(12,547)	328	(38,193)	(644)
Pension adjustments, net of taxes	209	(96)	431	(188)
Foreign exchange (loss) gain on currency translation	(44)	(174)	87	(653)
Amounts reclassified from accumulated other comprehensive (loss) income to equity income:
Realized loss on qualifying cash flow hedging instruments	892	591	1,821	953
Other comprehensive (loss) income	(11,515)	432	(35,844)	(961)
Comprehensive (loss) income	(97,819)	215,668	(161,348)	258,127
Less: Comprehensive loss (income) attributable to non-controlling interests	16,947	(149,934)	23,914	(203,144)
Comprehensive (loss) income attributable to shareholders of Teekay Corporation	(80,872)	65,734	(137,434)	54,983
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share and per share amounts)

	As at June 30, 2016	As at December 31, 2015
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	789,708	678,392
Restricted cash	17,530	61,818
Accounts receivable, including non-trade of $15,968 (2015 – $12,305) and related party balance of $31,873 (2015 – $65,936)	363,783	395,013
Assets held for sale (note 7)	75,562	55,450
Net investment in direct financing leases (note 6)	25,095	26,542
Prepaid expenses and other	116,270	102,429
Total current assets	1,387,948	1,319,644
Restricted cash – non-current	125,509	114,619
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $3,107,437 (2015 – $2,894,097)	7,953,534	8,460,500
Vessels under capital leases, at cost, less accumulated amortization of $61,087 (2015 – $56,316)	289,797	88,215
Advances on newbuilding contracts and conversion costs (notes 10a)	889,617	817,878
Total vessels and equipment	9,132,948	9,366,593
Net investment in direct financing leases - non-current (note 6)	647,653	657,587
Loans to equity-accounted investees and joint venture partners, bearing interest between nil and LIBOR plus margins up to 3%	191,271	184,390
Equity-accounted investments (notes 4a and 10b)	984,601	905,159
Other non-current assets	220,740	232,776
Intangible assets – net	95,698	111,909
Goodwill	176,631	168,571
Total assets	12,962,999	13,061,248
LIABILITIES AND EQUITY
Current
Accounts payable	63,952	64,212
Accrued liabilities	410,084	412,278
Current portion of derivative liabilities (note 15)	154,166	267,539
Current portion of long-term debt (note 8)	1,059,354	1,106,104
Current obligation under capital leases	62,973	4,546
Current portion of in-process revenue contracts	32,876	32,109
Total current liabilities	1,783,405	1,886,788
Long-term debt (note 8)	5,941,283	6,277,982
Long-term obligation under capital leases	166,270	54,581
Derivative liabilities (note 15)	612,437	414,084
In-process revenue contracts	103,491	118,690
Other long-term liabilities (note 10c)	359,345	352,378
Total liabilities	8,966,231	9,104,503
Commitments and contingencies (notes 4a, 6, 8, 10 and 15)
Redeemable non-controlling interest (note 10d)	248,317	255,671
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 84,832,824 shares outstanding (2015 – 72,711,371); 84,832,824 shares issued (2015 – 72,711,371)) (note 9)	875,275	775,018
Retained earnings	31,892	158,898
Non-controlling interest	2,866,027	2,782,049
Accumulated other comprehensive loss (note 14)	(24,743)	(14,891)
Total equity	3,748,451	3,701,074
Total liabilities and equity	12,962,999	13,061,248
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2016	2015
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(125,504)	259,088
Non-cash items:
Depreciation and amortization	285,236	240,903
Amortization of in-process revenue contracts	(14,432)	(12,149)
Unrealized loss (gain) on derivative instruments	82,807	(2,968)
Loss (gain) on sale of vessels and equipment	27,619	(1,643)
Asset impairments (note 7)	62,605	15,996
Equity income, net of dividends received	(44,972)	(14,667)
Income tax expense (recovery)	2,499	(243)
Unrealized foreign exchange gain and other	61,459	(82,598)
Change in operating assets and liabilities	(14,570)	(54,303)
Expenditures for dry docking	(15,905)	(11,102)
Net operating cash flow	306,842	336,314
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,147,647	1,143,442
Prepayments of long-term debt	(1,068,937)	(395,199)
Scheduled repayments of long-term debt (note 8)	(496,034)	(282,391)
Decrease in restricted cash	34,681	4,296
Net proceeds from equity and warrant issuances of subsidiaries to non-controlling interests (note 5)	168,752	187,576
Net proceeds from equity issuance of Teekay Corporation	96,163	—
Distributions paid from subsidiaries to non-controlling interests	(62,403)	(164,808)
Cash dividends paid	(8,003)	(45,910)
Other financing activities	(8,570)	780
Net financing cash flow	(196,704)	447,786
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(269,109)	(873,274)
Proceeds from sale of vessels and equipment	149,582	8,918
Proceeds from sale-lease back of a vessel	179,434	—
Investment in equity-accounted investments	(56,578)	(8,604)
Loan repayments from joint ventures and joint venture partners	(13,536)	16,768
Increase (decrease) in restricted cash	4	(42,048)
Other investing activities	11,381	15,121
Net investing cash flow	1,178	(883,119)
Increase (decrease) in cash and cash equivalents	111,316	(99,019)
Cash and cash equivalents, beginning of the period	678,392	806,904
Cash and cash equivalents, end of the period	789,708	707,885
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Retained Earnings $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $	Redeemable Non- controlling Interest $
Balance as at December 31, 2015	72,711	775,018	158,898	(14,891)	2,782,049	3,701,074	255,671
Net loss			(126,592)		1,088	(125,504)
Reclassification of redeemable non-controlling interest in net income (note 5)					(9,492)	(9,492)	9,492
Other comprehensive loss				(10,842)	(25,002)	(35,844)
Dividends declared			(8,072)		(51,653)	(59,725)	(10,750)
Reinvested dividends	1	2				2
Exercise of stock options and other (note 9)	102
Employee stock compensation (note 9)		4,092				4,092
Proceeds from equity offering, net of offering costs	12,019	96,163				96,163
Dilution losses on equity issuances of subsidiaries			12,651			12,651
Additions to non-controlling interest from equity contributions and other			(4,993)	990	169,037	165,034	(6,096)
Balance as at June 30, 2016	84,833	875,275	31,892	(24,743)	2,866,027	3,748,451	248,317
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2015, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 26, 2016. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.
Teekay’s publicly-listed subsidiary, Teekay Offshore Partners, L.P. (or Teekay Offshore), considers its shuttle tankers to be comprised of two components: (i) a conventional tanker (the “tanker component”) and (ii) specialized shuttle equipment (the “shuttle component”). Teekay Offshore differentiates these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. Historically, the useful life of both components was assessed as 25 years commencing from the date the vessel is delivered from the shipyard. During the three months ended March 31, 2016, Teekay Offshore considered factors related to the ongoing use of the shuttle component and reassessed the useful life as being 20 years based on the challenges associated with adverse market conditions in the energy sector and other long term factors associated with the global oil industry. This change in estimate, commencing January 1, 2016, impacts the entire fleet of Teekay Offshore’s shuttle tanker vessels. Separately, Teekay Offshore has reviewed the depreciation of the tanker component for eight vessels in its fleet that are 17 years of age or older. Based on Teekay Offshore’s expected operating plan for these vessels, it has reassessed the estimated useful life of the tanker component for these vessels as 20 years, commencing January 1, 2016. As market conditions evolve, Teekay Offshore will continue to monitor the useful life of the tanker component for other vessels within the shuttle tanker fleet.
The effect of these changes in estimates on the Company’s consolidated statements of (loss) income, was an increase in depreciation and amortization expense and net loss of $7.3 million and $14.6 million, respectively, in the three and six months ended June 30, 2016, and an increase in net loss attributable to shareholders of the Company of $2.4 million and $4.8 million, or $0.03 and $0.06, respectively, per basic and diluted common share, for the three and six months ended June 30, 2016.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company January 1, 2018 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is evaluating the effect of adopting this new accounting guidance.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for the Company January 1, 2019 with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect of adopting this new accounting guidance.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for the Company January 1, 2017 with early adoption permitted. The Company expects the impact of adopting this new accounting guidance will be a change in presentation of cash payments for tax withholdings on share-settled equity awards from an operating cash outflow to financing cash outflow on the Company's statement of cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

3.	Segment Reporting
The Company has four primary lines of business: offshore logistics (shuttle tankers, the HiLoad DP unit, floating storage and offtake (or FSO) units, units for maintenance and safety (or UMS) and long-distance towing and offshore installation vessels), offshore production (floating production, storage and off-loading (or FPSO) units), liquefied gas carriers (liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers) and conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company allocates capital and assesses performance both from the separate perspectives of our publicly-traded subsidiaries Teekay Offshore, Teekay LNG Partners, L.P. (or Teekay LNG), Teekay Tankers Ltd. (or Teekay Tankers) (together, the Daughter Companies) and Teekay and its remaining subsidiaries (or Teekay Parent) as well as from the perspective of the lines of business. Historically, the Company’s organizational structure and internal reporting has been primarily based on the lines of business (the Line of Business approach), resulting in the Company’s segment disclosure presentation on a lines-of-business basis, without reference to the legal entities. With the establishment of the Daughter Companies and subsequent dropdown of vessels from Teekay Parent to the Daughter Companies, the Company’s organizational structure and internal reporting has gradually evolved to focus less on lines of business and more on the Daughter Companies and Teekay Parent (the Legal Entity approach). As a result of an internal re-organization that was completed in the third quarter of 2015, the primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is now the Legal Entity approach. As such, the Company has modified the presentation of its segments to incorporate the Legal Entity approach. However, the Company has continued to incorporate the Line of Business approach within its segments, as in certain cases there is more than one line of business in each Daughter Company and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows. All segment information for prior periods has been retroactively adjusted to be consistent with the change in segment presentation that was adopted in the third quarter of 2015.
The following table includes results for the Company’s revenues by segment for the three and six months ended June 30, 2016 and 2015:

	Revenues
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$
Teekay Offshore
Offshore Logistics(1)	155,095	161,267	320,205	319,913
Offshore Production	124,715	141,722	257,499	239,997
Conventional Tankers(1)	4,654	8,245	13,468	16,307
	284,464	311,234	591,172	576,217

Teekay LNG
Liquefied Gas Carriers(1)	84,497	77,466	163,082	153,400
Conventional Tankers	14,744	21,142	31,930	42,534
	99,241	98,608	195,012	195,934

Teekay Tankers(2)
Conventional Tankers(1)	139,621	107,594	304,571	211,472

Teekay Parent
Offshore Production	58,600	66,394	113,806	135,327
Conventional Tankers(1)	9,534	18,413	23,584	34,886
Other	14,970	17,153	43,440	35,913
	83,104	101,960	180,830	206,126

Eliminations and other	(18,811)	(26,599)	(42,858)	(51,090)
	587,619	592,797	1,228,727	1,138,659

(1)
Certain vessels are chartered between the Daughter Companies and Teekay Parent. The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the three and six months ended June 30 is as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$
Teekay Offshore - Offshore Logistics	10,129	9,245	18,508	18,511
Teekay Offshore - Conventional Tankers	—	8,245	6,410	16,307
Teekay LNG - Liquefied Gas Carriers	8,933	10,600	18,646	20,009
Teekay Tankers - Conventional Tankers	2,453	—	4,988	—
	21,515	28,090	48,552	54,827

(2)	Financial information for Teekay Tankers includes operations of the SPT Explorer and Navigator Spirit from December 18, 2015, the date Teekay Tankers acquired the vessels from Teekay Offshore.
The following table includes results for the Company’s income from vessel operations by segment for the three and six months ended June 30, 2016 and 2015:

	Income (Loss) from Vessel Operations(1)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$
Teekay Offshore
Offshore Logistics	(11,954)	45,908	30,552	78,681
Offshore Production	36,412	46,602	76,024	78,685
Conventional Tankers	(187)	3,902	5,994	8,096
	24,271	96,412	112,570	165,462

Teekay LNG
Liquefied Gas Carriers	42,484	37,821	82,673	75,818
Conventional Tankers	5,070	6,035	(18,136)	13,135
	47,554	43,856	64,537	88,953

Teekay Tankers(2)
Conventional Tankers	30,751	43,668	84,589	83,972

Teekay Parent
Offshore Production	(8,343)	(10,091)	(26,043)	(22,239)
Conventional Tankers	(12,176)	2,414	(13,281)	3,516
Other	(8,277)	(2,659)	(16,254)	(8,612)
	(28,796)	(10,336)	(55,578)	(27,335)

Eliminations and other	2,198	1,917	5,185	1,890
	75,978	175,517	211,303	312,942

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Financial information for Teekay Tankers includes operations of the SPT Explorer and Navigator Spirit from December 18, 2015, the date Teekay Tankers acquired the vessels from Teekay Offshore.
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	June 30, 2016	December 31, 2015
	$	$
Teekay Offshore - Offshore Logistics	2,634,188	2,591,489
Teekay Offshore - Offshore Production	2,710,632	2,717,193
Teekay Offshore - Conventional Tankers	14,552	63,900
Teekay LNG - Liquefied Gas Carriers	3,703,244	3,550,396
Teekay LNG - Conventional Tankers	211,282	360,527
Teekay Tankers - Conventional Tankers	2,005,712	2,073,059
Teekay Parent - Offshore Production	670,632	710,533
Teekay Parent - Conventional Tankers	120,642	142,236
Teekay Parent - Other	18,302	17,256
Cash	789,708	678,392
Other assets not allocated	230,614	301,586
Eliminations	(146,509)	(145,319)
Consolidated total assets	12,962,999	13,061,248

4.	Investments

a)	Teekay LNG - Bahrain LNG Joint Venture

In December 2015, Teekay LNG entered into an agreement with National Oil & Gas Authority (or Nogaholding), Samsung C&T (or Samsung) and Gulf Investment Corporation (or GIC) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture is a joint venture between Nogaholding (30%), Teekay LNG (30%), Samsung (20%) and GIC (20%). The project will include an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement commencing in late-2018 with an estimated fully-built up cost of approximately $885.0 million, which will be funded by the Bahrain LNG Joint Venture through a combination of equity capital and project-level debt through a consortium of regional and international banks. Teekay LNG will supply a floating storage unit (or FSU) in connection with this project, which will be modified specifically from one of the Teekay LNG’s nine M-type, Electronically Controlled Gas Injection (or MEGI) LNG carrier newbuildings ordered from Daewoo Shipbuilding & Marine Engineering Co., through a 20-year time-charter contract with the Bahrain LNG Joint Venture.

b)	Teekay Tankers - Principal Maritime

In August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime). All 12 of the vessels were delivered in 2015 for a total purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of Teekay Tankers’ Class A common stock with a value of $49.3 million. To finance the cash portion of the acquisition price, Teekay Tankers secured a $397.2 million loan facility which matured in January 2016, and which was refinanced as part of a comprehensive Teekay Tankers refinancing in January 2016 (see note 8). The loan was fully drawn as of December 31, 2015. In addition, Teekay Tankers issued approximately 13.6 million shares of its Class A common stock for net proceeds of approximately $90.6 million, including approximately 4.5 million shares which were issued to Teekay Parent. Teekay Tankers financed the remainder of the cash purchase price with existing liquidity.

c)	Teekay Tankers - Ship-to-Ship Transfer Business

In July 2015, Teekay Tankers acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of Teekay Tankers’ Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, SPT also provides consultancy, terminal management and project development services. This acquisition establishes Teekay Tankers as a leading global company in the ship-to-ship (or STS) transfer business, which is expected to increase Teekay Tankers’ fee-based revenue and its overall fleet utilization. As at July 31, 2015, SPT owned and operated a fleet of six STS support vessels and had one chartered-in Aframax tanker.

The acquisition of SPT was accounted for using the acquisition method of accounting, based upon estimates of fair value.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table summarizes the final estimates of fair values of the SPT assets acquired and liabilities assumed by Teekay Tankers on the acquisition date. Such estimates of fair value were finalized in the first quarter of 2016 and resulted in an increase in goodwill of $8.1 million and a decrease in intangible assets by $8.4 million from preliminary estimates. Such changes did not have a material impact to the Company’s statements of loss for the three and six months ended June 30, 2016.

As at
July 31, 2015
ASSETS	$
Cash, cash equivalents and short-term restricted cash	1,292
Accounts receivable	10,332
Prepaid expenses and other current assets	3,763
Vessels and equipment	6,475
Other assets	143
Intangible assets subject to amortization
Customer relationships(1)	17,901
Customer contracts(1)	4,599
Goodwill(2)	8,059
Total assets acquired	52,564
LIABILITIES
Accounts payable	(3,650)
Accrued liabilities	(3,276)
Total liabilities assumed	(6,926)
Net assets acquired(3)	45,638

(1)
The customer relationships and customer contracts are being amortized over a weighted average amortization period of 10 years and 7.6 years, respectively. As at June 30, 2016, the gross carrying amount, accumulated amortization and net carrying amount were $22.5 million, $3.1 million and $19.4 million, respectively.

(2)	Goodwill recognized from this acquisition attributed to the Company’s Teekay Tankers Segment - Conventional tankers.

(3)
Prior to the SPT acquisition date, SPT had in-chartered the SPT Explorer from the Company. Of the SPT acquisition purchase price, $1.4 million was allocated to the settlement of this pre-existing relationship. Such amount has been accounted for as a reduction to revenue on the SPT acquisition date.

Operating results of SPT are reflected in the Company’s consolidated financial statements commencing July 31, 2015, the effective date of acquisition. Pro forma revenues and net income as if the acquisition of SPT had occurred at the beginning of 2015 would not be materially different than actual operating results reported. The Company’s prior 50% interest in SPT was remeasured to its estimated fair value on the acquisition date and the resulting gain of $8.7 million was recognized in equity income in July 2015.

5.	Equity Financing Transactions of the Daughter Companies
During the six months ended June 30, 2016, Teekay Offshore completed private placements of preferred units, which were sold together with warrants exercisable for common units, and common units.

	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received $
Six Months ended June 30, 2016
Teekay Offshore Preferred Units Offering	100,000	(26,000)	(2,750)	71,250
Teekay Offshore Common Units Offering	102,041	(2,041)	(2,550)	97,450

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In June 2016, Teekay Offshore issued 4,000,000 10.50% Series D Cumulative Convertible Perpetual Preferred Units (the Series D Preferred Units) and 4,500,000 warrants exercisable to acquire up to 4,500,000 common units at an exercise price equal to the closing price of Teekay Offshore's common units on June 16, 2016, or $4.55 per unit (the $4.55 Warrants) and 2,250,000 warrants exercisable to acquire up to 2,250,000 common units with an exercise price at a 33% premium to the closing price of Teekay Offshore's common units on June 16, 2016, or $6.05 per unit (the $6.05 Warrants) (together, the Warrants). The Warrants have a seven-year term and are exercisable any time after six months following their issuance date. The Warrants are net settled in either cash or common units at Teekay Offshore's option. The gross proceeds from the sale of these securities was $100.0 million ($97.2 million net of offering costs).

Teekay purchased $26.0 million or 1,040,000 10.50% Series D Preferred Units of Teekay Offshore. Teekay also received 1,170,000 of the $4.55 Warrants and 585,000 of the $6.05 Warrants. The purchase of Teekay Offshore Series D Preferred Units has been accounted for as an equity transaction. Therefore, no gains or losses were recognized in the Company’s consolidated statements of (loss) income as a result of this purchase.

Net cash proceeds from the sale of these securities of $71.3 million, which excludes Teekay's share, was allocated on a relative fair value basis to the Series D Preferred Units ($61.1 million), to the $4.55 Warrants ($7.0 million) and to the $6.05 Warrants ($3.1 million). The Warrants qualify as freestanding financial instruments and are accounted for separately from the Series D Preferred Units. The Series D Preferred Units are presented in the Company's consolidated balance sheet as temporary equity which is above the equity section but below the liabilities section as they are not mandatorily redeemable and the prospect of a forced redemption paid with cash due to a change of control event is not presently probable. The Warrants are recorded as non-controlling interest in the Company's consolidated balance sheets.

6.	Vessel Charters
The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at June 30, 2016, for the Company’s chartered-in and chartered-out vessels were as follows:

Vessel Charters(1)	Remainder of 2016	2017	2018	2019	2020
	(in millions of U.S. Dollars)
Charters-in – operating leases	50.6	74.6	28.1	21.7	8.3
Charters-in – capital leases(2)	11.5	46.2	42.6	15.3	15.3
	62.1	120.8	70.7	37.0	23.6

Charters-out – operating leases(3)	696.6	1,412.9	1,214.1	993.4	903.0
Charters-out – direct financing leases	39.6	208.8	174.6	40.0	40.1
	736.2	1,621.7	1,388.7	1,033.4	943.1

(1)
Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. This table does not include Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers (which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2015).

(2)
As at June 30, 2016, Teekay LNG was a party to capital leases on two Suezmax tankers, the Teide Spirit and the Toledo Spirit. Under these capital leases, the owner has the option to require Teekay LNG to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. The amounts in the table assume the owner will not exercise its options to require Teekay LNG to purchase either of the vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable, which is the thirteenth year anniversary of each respective contract in 2017 and 2018.

In February 2016, Teekay LNG took delivery of a LNG carrier newbuilding, the Creole Spirit. Teekay LNG sold this vessel to a third party and leased it back under a 10-year bareboat charter contract ending in 2026. The bareboat charter contract is accounted for as a capital lease. The obligations of Teekay LNG under the bareboat charter contract are guaranteed by Teekay LNG. In addition, the guarantee agreement requires Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not exceed a maximum amount of leverage.

(3)
The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after June 30, 2016, revenue from unexercised option periods of contracts that existed on June 30, 2016 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

7.	Vessel Sales and Asset Impairments
During the three and six months ended June 30, 2016, Teekay Offshore canceled the UMS construction contracts for its two UMS newbuildings. As a result, the carrying value of these two UMS newbuildings were written down to $nil. The Company's consolidated statements of (loss) income for the three and six months ended June 30, 2016 includes a $43.7 million write-down related to these two UMS newbuildings. The write-down is included in the Company’s Teekay Offshore Segment - Offshore Logistics.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company’s consolidated statements of loss for the three and six months ended June 30, 2016 includes a $12.5 million write-down of one VLCC tanker. The VLCC tanker was held for sale at June 30, 2016 and the sale is expected to be completed in the fourth quarter of 2016. The vessel was written down to its agreed sales price to a third party. The write-down is included in the Company's Teekay Parent Segment - Conventional Tankers.
The Company’s consolidated statements of loss for the three and six months ended June 30, 2016 includes a $6.4 million write-down of one Medium Range (or MR) tanker in Teekay Tankers. The MR tanker was held for sale at June 30, 2016 and is expected to deliver in the third quarter of 2016. The vessel was written down to its agreed sales price to a third party. The write-down is included in the Company's Teekay Tankers Segment - Conventional Tankers.
During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its options to purchase both the Bermuda Spirit and Hamilton Spirit as permitted under the charter contract agreements. The vessels delivered to Centrofin during April and May 2016. Upon Centrofin exercising its purchase options, the vessels and remaining term of the charter contracts have been reclassified as sales-type leases by Teekay LNG, which resulted in the recognition of an accounting loss of $27.4 million in the first quarter of 2016. This loss is included in the Company’s Teekay LNG Segment - Conventional Tankers.
During the six months ended June 30, 2016, Teekay Offshore sold a 1992-built shuttle tanker, the Navion Torinita, for net proceeds of $5.0 million, which was the approximate carrying value of the vessel at the time of sale. During the three months ended March 31, 2015, the carrying value of this shuttle tanker was written down to its estimated fair value, using an appraised value as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Company’s consolidated balance sheet as at December 31, 2015. The Company’s consolidated statements of (loss) income for the six months ended June 30, 2015 includes a $1.7 million write-down related to this vessel. The write-down is included in the Company’s Teekay Offshore Segment - Offshore Logistics.
In March 2016, the time-charter contract with a subsidiary of the Company for a 2004-built conventional tanker, the Kilimanjaro Spirit, was terminated by Teekay Offshore. Immediately following the charter termination, Teekay Offshore sold the Kilimanjaro Spirit for net proceeds of $26.7 million and also sold a 2003-built conventional tanker, the Fuji Spirit, for net proceeds of $23.7 million, which were the approximate carrying values of the vessels at the time of sale. Both vessels were classified as held for sale on the Company’s consolidated balance sheet as at December 31, 2015. As part of the sale of these vessels, Teekay Offshore is in-chartering these vessels for a period of three years each, both with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract which commenced during the second quarter of 2016, and the other vessel is currently trading in the spot conventional tanker market.
During the six months ended June 30, 2015, the carrying value of one of Teekay Offshore's 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write down was a result of a recent change in the operating plan of the vessel. The Company’s consolidated statements of (loss) income for the six months ended June 30, 2015, includes a $13.8 million write-down related to this vessel. The write-down is included in the Company’s Teekay Offshore Segment - Offshore Logistics.
During the six months ended June 30, 2015, Teekay Offshore sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Company’s consolidated statements of (loss) income for the six months ended June 30, 2015 includes a $1.6 million gain related to the sale of this vessel. This gain is included in the Company’s Teekay Offshore Segment - Offshore Logistics.

8.	Long-Term Debt

	June 30, 2016	December 31, 2015
	$	$
Revolving Credit Facilities	1,365,156	1,500,848
Senior Notes (8.5%) due January 15, 2020	592,657	592,657
Norwegian Kroner-denominated Bonds due through May 2020	597,845	621,957
U.S. Dollar-denominated Term Loans due through 2028	3,828,077	4,020,665
U.S. Dollar Bonds due through 2024	474,839	502,449
Euro-denominated Term Loans due through 2023	239,792	241,798
Total Principal	7,098,366	7,480,374
Unamortized discount and debt issuance costs	(97,729)	(96,288)
Total debt	7,000,637	7,384,086
Less current portion	(1,059,354)	(1,106,104)
Long-term portion	5,941,283	6,277,982

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As of June 30, 2016, the Company had 13 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $1.7 billion, of which $0.3 billion was undrawn. Interest payments are based on LIBOR plus margins; at June 30, 2016 and December 31, 2015, the margins ranged between 0.45% and 4.00% and between 0.45% and 3.95%, respectively. At June 30, 2016 and December 31, 2015, the three-month LIBOR was 0.63% and 0.61%, respectively. The aggregate amount available under the Revolvers is scheduled to decrease by $402.6 million (remainder of 2016), $291.0 million (2017), $586.4 million (2018), $43.0 million (2019) and $369.1 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 70 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts. Included in other security, as of June 30, 2016, are 38.2 million common units of Teekay Offshore, 25.2 million common units of Teekay LNG and 16.8 million Class A common shares in Teekay Tankers, which secure a $150.0 million revolving credit facility.
The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with an original principal amount of $450 million (The Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.181% of par. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes are an additional issuance of the Company's Original Notes (cumulatively referred to as the 8.5% Notes). The Notes were issued under the same indenture governing the Original Notes, but will not be fungible with the Original Notes unless and until such time as the Notes are exchanged for additional Original Notes pursuant to the terms of a registration rights agreement. On August 16, 2016 the Company commenced a registered exchange offer to exchange up to $200 million of the Original Notes for a like principal amount of newly issued, registered 8.5% Senior Notes due 2020. The discount on the 8.5% Notes is accreted through the maturity date of the notes using the effective interest rate of 8.670% per year.
The Company capitalized issuance costs of $13.3 million, which will be amortized to interest expense over the term of the 8.5% Notes. As of June 30, 2016, the unamortized balance of the capitalized issuance cost was $6.6 million which is recorded in long-term debt in the consolidated balance sheet. The 8.5% Notes rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. During 2014, the Company repurchased the principal amount of $57.3 million of the 8.5% Notes at a premium of $7.7 million and such amount was reflected in other income in the Company’s consolidated statements of (loss) income.
Teekay Offshore and Teekay LNG issued in the Norwegian bond market a total of NOK 5.5 billion of senior unsecured bonds that mature through May 2020. Senior unsecured bonds in an aggregate principal amount of NOK 500 million matured in January 2016. As of June 30, 2016, the carrying amount of the remaining NOK 5.0 billion senior unsecured bonds was $597.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin which ranges from 3.70% to 5.75%. The Company entered into cross currency swaps to swap all interest and principal payments of the bonds into US Dollars, with the interest payments fixed at a rates ranging from 5.92% to 8.84%, and the transfer of the principal amount fixed at $816.1 million upon maturity in exchange for NOK 5.0 billion (see Note 15). In June 2016 Teekay Offshore amended certain of the bond agreements to extend the maturity dates of the senior unsecured bonds. The maturity date for bonds in an aggregate principal amount of NOK 600 million was extended to November 2018, with two interim installments of NOK 180 million each due in October 2016 and October 2017. The maturity date for bonds in an aggregate principal amount of NOK 800 million was extended to December 2018, with one interim installment of NOK 160 million in January 2018 with the remaining balance of NOK 640 million repayable in December 2018 at 103%.
As of June 30, 2016, the Company had 23 U.S. Dollar-denominated term loans outstanding, which totaled $3.8 billion in aggregate principal amount (December 31, 2015 – $4.0 billion). Certain of the term loans with a total outstanding principal balance of $37.7 million as at June 30, 2016 (December 31, 2015 – $48.6 million) bear interest at a weighted-average fixed rate of 2.9% (December 31, 2015 – 4.0%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At June 30, 2016 and December 31, 2015, the margins ranged between 0.3% and 3.50%. At June 30, 2016 and December 31, 2015, the three-month LIBOR was 0.63% and 0.61%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 20 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 44 (December 31, 2015 – 67) of the Company’s vessels, together with certain other security. In addition, at June 30, 2016, all but $60.4 million (December 31, 2015 – $64.6 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.
During May 2014, Teekay Offshore issued $300 million of five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of June 30, 2016, the carrying amount of the bonds was $300 million. The bonds were listed on the New York Stock Exchange in June 2014. The interest payments on the bonds are fixed at a rate of 6.0%.
In September 2013 and November 2013, Teekay Offshore issued a total of $174.2 million of ten-year senior bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. Teekay Offshore made semi-annual repayments on the bonds and as of June 30, 2016, the carrying amount of the bonds was $149.4 million.
In February 2015, Teekay Offshore issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of June 30, 2016, the carrying amount of the bonds was $25.4 million. The interest payments on the bonds are fixed at an annual rate of 4.27%. The bonds are collateralized by first-priority mortgage on the Dampier Spirit FSO unit together with other related security and are guaranteed by Teekay Offshore.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Teekay LNG has two Euro-denominated term loans outstanding, which, as at June 30, 2016, totaled 215.9 million Euros ($239.8 million) (December 31, 2015 – 222.7 million Euros ($241.8 million)). Interest payments on the loans are based on EURIBOR plus margins. At June 30, 2016 and December 31, 2015, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR at June 30, 2016 was (0.36)% (December 31, 2015 – (0.21%)). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.
Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange losses of $15.2 million (2015 – $1.6 million loss) and $25.7 million (2015 – $15.9 million gain) during the three and six months ended June 30, 2016, respectively.
The weighted-average effective interest rate on the Company’s aggregate long-term debt as at June 30, 2016 was 3.7% (December 31, 2015 – 3.4%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).
The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to June 30, 2016, including the impact of refinancing $150 million of an existing revolving credit facility relating to Teekay Parent’s three directly-owned FPSO units, are $0.5 billion (remainder of 2016), $1.1 billion (2017), $1.7 billion (2018), $1.0 billion (2019), $1.1 billion (2020) and $1.7 billion (thereafter).
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and 10 loan agreements require the maintenance of vessel market value to loan ratios. As at June 30, 2016, these ratios ranged from 119.5% to 201.8% compared to their minimum required ratios of 105% to 125%. The vessel values used in these ratios are the appraised values prepared by the Company based on second-hand sale and purchase market data. Changes in the conventional tanker, FPSO, towage, UMS, and shuttle tankers markets and a weakening of the LNG/LPG carrier market could negatively affect the Company's compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at June 30, 2016 and December 31, 2015, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at June 30, 2016, this aggregate amount was $384.8 million (December 31, 2015 - $410.5 million). As at June 30, 2016, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

9.	Capital Stock
The authorized capital stock of Teekay at June 30, 2016 and December 31, 2015 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at June 30, 2016, Teekay had no shares of preferred stock issued. During the six months ended June 30, 2016, Teekay issued 0.1 million shares of common stock upon the exercise or issuance of stock options, restricted stock units and restricted stock awards. During the six months ended June 30, 2016, Teekay issued approximately 12.0 million shares of common stock in a private placement for net proceeds of approximately $96.2 million.
During the six months ended June 30, 2016 and 2015, the Company granted 916,015 and 265,135 stock options with exercise prices of $9.44 and $43.99 per share, respectively, 243,296 and 63,912 restricted stock units with fair values of $2.3 million and $2.9 million, respectively, 311,691 and 61,774 performance shares with fair values of $3.6 million and $3.4 million, respectively, and 67,000 and 22,502 shares of restricted stock awards with fair values of $0.6 million and $1.0 million, respectively, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit, restricted stock award and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance shares vest three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance shares are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.
The weighted-average grant-date fair value of stock options granted during March 2016 was $3.60 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 55.1%; expected life of 5.5 years; dividend yield of 3.2%; risk-free interest rate of 1.3%; and estimated forfeiture rate of 7.1%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.
Share-based Compensation of Subsidiaries
During the six months ended June 30, 2016 and 2015, 76,084 and 14,603 common units of Teekay Offshore, 32,723 and 10,447 common units of Teekay LNG and 9,358 and 51,948 shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $0.7 million and $1.0 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2016 and 2015.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During March 2016 and 2015, Teekay Offshore and Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 599,479 and 102,834 units of Teekay Offshore, 131,062 and 32,054 units of Teekay LNG and 275,848 and 192,387 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $4.8 million and $4.2 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service, is canceled, unless their termination arises as a result of the recipient’s retirement, in which case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax. During March 2016, Teekay Tankers granted 216,043 stock options with an exercise price of $3.74 per share to an officer of Teekay Tankers. Each stock option granted in March 2016 has a ten-year term and vests equally over three years from the grant date. During March 2015, Teekay Tankers granted 58,434 stock options with an exercise price of $5.39 per share to an officer of Teekay Tankers. Each stock option granted in March 2015 has a ten-year term and vests equally over three years from the grant date.

10.	Commitments and Contingencies

a.	Vessels Under Construction
As at June 30, 2016, the Company was committed to the construction of 10 LNG carriers, four long-haul towage vessels, three shuttle tankers, one FSO conversion and one FPSO upgrade for a total cost of approximately $3.0 billion, excluding capitalized interest and other miscellaneous construction costs. One LNG carrier delivered in July 2016. Three LNG carriers are scheduled for delivery in 2017, four LNG carriers are scheduled for delivery in 2018 and two LNG carriers are scheduled for delivery in 2019. Four long-haul towage vessels are scheduled for delivery during the remainder of 2016 to early-2017, the one FSO conversion is scheduled for completion in early-2017 and the one FPSO upgrade is scheduled for completion in early-2017. As at June 30, 2016, payments made towards these commitments totaled $852.1 million (excluding $10.9 million of capitalized interest and other miscellaneous construction costs). As at June 30, 2016, the remaining payments required to be made under these newbuilding and conversion capital commitments were $428.2 million (remainder of 2016), $932.2 million (2017), $597.4 million (2018), and $238.0 million (2019). During the second quarter of 2016, Teekay Offshore's subsidiary, Logitel Offshore, canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit (see note 10c).

b.	Joint Ventures

Teekay LNG’s share of commitments to fund newbuilding and other construction contract costs as at June 30, 2016 are as follows:

	Total	Remainder of 2016	2017	2018	2019	2020
	$	$	$	$	$	$
Equity accounted joint ventures (i)	1,509,394	153,174	325,496	548,923	278,801	203,000

(i)
The commitment amounts relating to Teekay LNG’s share of costs for newbuilding and other construction contracts in Teekay LNG’s equity accounted joint ventures are based on Teekay LNG’s ownership percentage in each respective joint venture as of June 30, 2016. These commitments are described in more detail in Note 16 of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2015. As of June 30, 2016, based on the Teekay LNG's ownership percentage in each respective joint venture, Teekay LNG's equity accounted joint ventures have secured $197 million of financing related to $187 million of LNG and LPG carrier newbuilding commitments included in the table above.

In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture of Teekay Offshore and Odebrecht Oil and Gas S.A. (or OOG). The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with a consortium led by Petroleo Brasileiro SA (or Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at June 30, 2016, payments made by the joint venture towards these commitments totaled $390.2 million and the remaining payments required to be made by the joint venture are $415.5 million (remainder of 2016) and $198.9 million (2017). Teekay Offshore intends to finance its share of the conversion through existing long-term debt financing within the joint venture, and to a lesser extent, through existing liquidity. The joint venture secured a long-term debt facility in 2015 providing total borrowings of up to $804 million for the FPSO conversion.

c.	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, other than with respect to the items noted below, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Cancellation of two UMS newbuilding contracts
In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS. As part of this transaction, Teekay Offshore assumed three UMS newbuilding contracts ordered from COSCO in China. Teekay Offshore took delivery of one of the UMS newbuildings, the Arendal Spirit, in February 2015.
In February 2016, a special committee of the Board of Directors of Sevan Marine ASA (or Special Committee), responding to allegations made by certain minority shareholders of Sevan Marine ASA (or Sevan), advised Teekay Offshore that they had initiated a review of the legality of the agreements between Sevan and CeFront Technology AS (or CeFront) relating to the transfer to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively Logitel Offshore) in 2013 of two hulls to be converted into UMS, including the $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The Special Committee also reviewed the legality of the agreements between Sevan and Teekay Offshore entered into in connection with the 2014 transaction whereby Teekay Offshore acquired Logitel from CeFront (or the 2014 Transaction). The Special Committee advised Teekay Offshore that it had obtained legal advice indicating that Sevan had failed to obtain necessary shareholder approvals in connection with both the 2013 Transaction and the 2014 Transaction. The Special Committee also advised Teekay Offshore of its view that the $60 million bond loan to Logitel represents lending to a related party of a Sevan shareholder, which is in breach of Norwegian corporate law. The Special Committee has advised Teekay Offshore that the failure to obtain the necessary shareholder approvals would render certain of the agreements in the Logitel transaction either void or voidable, exposing Teekay Offshore to potential claims for restitution as mandated by Norwegian corporate law. On August 25, 2016, Sevan issued a press release relating to their second quarter earnings in which they advised the market that they will commence legal action against Logitel claiming more than $60 million relating to the bond loan and arbitration against both Logitel and Teekay Offshore claiming approximately $10 million relating to certain payments under an agreement entered into in connection with the 2014 Transaction.
During the second quarter of 2016, Teekay Offshore canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and Nantong Spirit. As a result of this cancellation, Teekay Offshore wrote-off $43.7 million of the assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets during the three and six months ended June 30, 2016. The estimate of potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from a cancellation, is uncertain. The estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, which will ultimately be decided upon between the parties, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. Teekay Offshore estimates that the amount of potential damages related to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million.
As at June 30, 2016, Teekay Offshore has accrued $58 million in aggregate related to the above potential claims from Sevan and COSCO. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single purpose subsidiary that is a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred. Logitel Offshore Pte. Ltd. owns a 100% direct interest in a subsidiary that owns the Arendal Spirit UMS and the subsidiary that is a party the existing charter contract for the Arendal Spirit UMS. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single purpose subsidiary that is a party to the Nantong Spirit newbuilding contract.

Piranema Spirit FPSO Contract

In March 2016, Petrobras claimed that Teekay Offshore’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s employment should have resulted in a corresponding 2% rate reduction on the FPSO contract with Petrobras. Teekay Offshore has estimated the maximum amount of the claim at $7.5 million, consisting of $5.0 million from a return of 2% of the charter hire previously paid by Petrobras to Teekay Offshore for the period from November 2011 up to June 30, 2016, which is the amount accrued by Teekay Offshore at June 30, 2016, which has been recorded as a reduction to revenue, and $2.5 million from a 2% reduction of future charter hire to the end of the term of the FPSO contract with Petrobras.

STX Offshore & Shipbuilding Co.

In April 2013, four special purpose subsidiary companies of Teekay Tankers entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings. At the same time, Teekay Tankers entered into an Option Agreement with STX allowing Teekay Tankers to order up to 12 additional vessels. The payment of Teekay Tankers’ first shipyard installment was contingent on Teekay Tankers receiving acceptable refund guarantees for the shipyard installment payments. At around the same time, however, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s ability to obtain the necessary refund guarantees in respect of the four firm shipbuilding contracts was severely affected. In October and November 2013, Teekay Tankers exercised its rights under the Option Agreement to order eight additional newbuildings. The further required shipbuilding contracts were not entered into by STX within the timeframe specified in the Option Agreement. By December 2013, Teekay Tankers had determined that there was no prospect of the refund guarantees being provided under any of the firm shipbuilding contracts, and then by February 2014 that there was no prospect of the same in respect of the further contracts to be entered pursuant to the Option Agreement or of that agreement being otherwise performed by STX. In December 2013, therefore, the subsidiaries of Teekay Tankers gave STX notice that it was treating STX as having repudiated the four firm shipbuilding contracts. Then in February 2014, Teekay Tankers gave STX notice that it was treating STX as having repudiated the Option Agreement. Having asserted that this was the position, in February and March 2014, Teekay Tankers and its subsidiaries commenced legal proceedings against STX for damages. This involved arbitration proceedings in London in respect of the four firm shipbuilding contracts and English High Court proceedings in respect of the Option Agreement. In November 2014, Teekay Tankers, on behalf of the subsidiaries, placed $0.6 million in an escrow account as cash security in respect of STX’s legal costs relating to the arbitration proceedings. These funds were classified as cash and cash equivalents in Teekay Tankers’ consolidated balance sheets as of December 31, 2015.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

On February 15, 2016, Teekay Tankers’ subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of the four firm shipbuilding contracts. As a result, Teekay Tankers’ subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. Teekay Tankers and its subsidiaries are also pursuing other routes to enforce the awards against STX. Additionally, the $0.6 million cash deposit was refunded to Teekay Tankers in March 2016.

The trial in the English High Court in respect of the Option Agreement commenced on April 11, 2016. STX has filed for bankruptcy protection and as of June 30, 2016 all Korean enforcement actions are stayed. STX has also instructed its London lawyers to have that protection recognized in England and Wales. While Teekay Tankers is awaiting the decision of the High Court on the Option Agreements, Teekay Tankers will not be in a position to take any further action on enforcement and recognition in the UK or Korea while the bankruptcy protection remains in place. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

Class Action Complaint

Following the Company’s announcement in December 2015 that its Board of Directors had approved a plan to reduce the Company’s quarterly dividend from $0.55 per share to $0.055 per share, commencing with the fourth quarter of 2015 dividend payable in February 2016 and the subsequent decline of the price of the Company’s common stock, a class action complaint was filed on March 1, 2016 in the U.S. District Court for the District of Connecticut against the Company and certain of its officers. The complaint includes claims that the Company and certain of its officers violated Section 10(b) of the Securities Exchange Act 1934 and Rule 10b-5 promulgated thereunder. In general, the complaint alleges the Company and certain of its officers violated federal securities laws by making materially false and misleading statements regarding the Company’s ability and intention to maintain a quarterly dividend of at least $0.55 per share, thereby artificially inflating the price of its common stock. The plaintiffs are seeking unspecified monetary damages, including reasonable costs and expenses incurred in this action. The Company plans to vigorously defend against the claims. Based on the early stage of this action and evaluation of the facts available at this time, the amount or range of reasonably possible losses to which the Company is exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to the Company, if any, remains uncertain at this time. The Company maintains a Directors and Officers insurance policy that provides a fixed amount of coverage for such claims, subject to coverage defenses, and a deductible to be paid by the Company.

Teekay Nakilat Capital Lease

Teekay LNG owns a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture) that was the lessee under three separate 30-year capital lease arrangements with a third party for the three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain its agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit to the lessor as security against any future claims and recorded as part of restricted cash - long-term in the Company's consolidated balance sheets.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1), with the lessor and lessee choosing not to appeal further. That case concluded that capital allowances were not available to the lessor.  On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessor. The Teekay Nakilat Joint Venture does not accept this contention and has informed HMRC of this position. It is uncertain at this time whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, Teekay LNG’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

d.	Redeemable Non-Controlling Interest
During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67%-owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. This redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at June 30, 2016.
In July 2015, Teekay Offshore issued 10.4 million 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units) in a private placement for net proceeds of approximately $249.8 million. The terms of the Series C Units provided that at any time after the 18-month anniversary of the closing date, at the election of each holder, the Series C Preferred Units could be converted on a one-for-one basis into common units of Teekay Offshore. In addition, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeds 150% of the issuance price, Teekay Offshore has the option to convert the Series C Preferred Units into common units. Distributions on the Series C Preferred Units are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. The Series C Preferred Units may be redeemed in cash if a change of control occurs in Teekay Offshore.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In June 2016, Teekay Offshore and the unitholders of the Series C Preferred Units exchanged approximately 1.9 million of the Series C Preferred Units to approximately 8.3 million common units of Teekay Offshore. The number of common units issued consists of the approximately 1.9 million common units that would have been issuable under the original conversion terms of the Series C Preferred Units plus approximately an extra 6.4 million common units to induce the exchange (the Inducement Premium). The value of the extra 6.4 million common units on the date of conversion was approximately $37.7 million, of which $26.7 million has been charged to non-controlling interest and $11.0 million has been charged to retained earnings on the Company's consolidated balance sheet.
In June 2016, Teekay Offshore and the unitholders of the Series C Preferred Units also exchanged the remaining approximately 8.5 million Series C Preferred Units for approximately 8.5 million Series C-1 Preferred Units. The terms of the Series C-1 Preferred Units are equivalent to the terms of the Series C Preferred Units, with the exception that at any time after the 18-month anniversary of the original Series C Preferred Units closing date, at the election of each holder, each Series C-1 Preferred Unit is convertible into 1.474 common units of Teekay Offshore. In addition, if a unitholder of the Series C-1 Preferred Units elects to convert their Series C-1 Preferred Units into common units of Teekay Offshore, Teekay Offshore now has the option to redeem these Series C-1 Preferred Units for cash based on the closing market price of the common units of Teekay Offshore instead of common units. Furthermore, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeds 150% of $16.25 per unit, Teekay Offshore has the option to convert the Series C-1 Preferred Units into common units. In addition, unlike the Series C Preferred Units, whereby quarterly distributions are to be paid in cash, under the terms of the Series C-1 Preferred Units, quarterly distributions on the Series C-1 Preferred Units for the eight consecutive quarters ending March 31, 2018 may be paid in Teekay Offshore's sole discretion, in cash, common units (at a discount of 2% to the 10-trading day volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter, the distributions shall be paid in cash. Consistent with the terms of the Series C Preferred Units, the Series C-1 Preferred Units may be redeemed in cash if a change of control occurs in Teekay Offshore. As a result, the Series C-1 Preferred Units are included on the Company’s consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section. The exchange of the Series C Preferred Units for Series C-1 Preferred Units has been accounted for as an extinguishment of the Series C Preferred Units and the issuance of the Series C-1 Preferred Units. As a result, the excess of the carrying value of the Series C Preferred Units over the fair value of the Series C-1 Preferred Units was approximately $20.6 million, of which $14.6 million was accounted for as an increase to non-controlling interest and $6.0 million as an increase to retained earnings on the Company's consolidated balance sheet (the Exchange Contribution).
In June 2016, Teekay Offshore issued 4,000,000 10.50% Series D Preferred Units, of which 1,040,000 of the Series D Preferred Units were purchased by Teekay. Teekay Offshore will pay to holders of the Series D Preferred Units a cumulative, quarterly cash distribution in arrears at an annual rate of 10.5%. However, under the terms of the Series D Preferred Units, Teekay Offshore may elect, in its sole discretion, to pay the quarterly distributions for the first eight consecutive quarters following issuance with common units in cash, common units (at a discount of 4% to the 10-trading day volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter the distributions shall be paid in cash. The Series D Preferred Units have no mandatory redemption date, but they are redeemable at Teekay Offshore's option after the five-year anniversary of the Series D Preferred Units issuance date for a 10% premium to the liquidation value and for a 5% premium to the liquidation value any time after the six-year anniversary of the Series D Preferred Units issuance date. The Series D Preferred Units are exchangeable into common units of Teekay Offshore at the option of the holder at any time after five years, based on the 10-trading day volume weighted average price at the time of the notice of exchange. A change of control event involving the purchase of at least 90% of the common units would result in the Series D Preferred Units being redeemable for cash. As a result, the Series D Preferred Units, net of Teekay's units, are included on the Company’s consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section.
In June 2016, in connection with completing its financing initiatives, Teekay Offshore agreed that, until Teekay Offshore repays amounts outstanding under its Norwegian Kroner bonds maturing 2018, Teekay Offshore will only pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units in common units, except that, at any time with respect to the Series C-1 Preferred Units, and at any time after June 29, 2018 with respect to the Series D Preferred Units, Teekay Offshore may pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units, respectively, in cash, upon condition that the amount of such cash distributions are matched or exceeded by the proceeds of additional equity raised by Teekay Offshore in advance of, or within six months following, payment of the cash distributions.

e.	Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

11.	Financial Instruments

a.	Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015.
The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		June 30, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	933,034	933,034	855,107	855,107
Derivative instruments (note 15)
Interest rate swap agreements – assets(1)	Level 2	2,122	2,122	6,136	6,136
Interest rate swap agreements – liabilities(1)	Level 2	(521,617)	(521,617)	(370,952)	(370,952)
Cross currency interest swap agreement(1)	Level 2	(258,568)	(258,568)	(312,110)	(312,110)
Foreign currency contracts	Level 2	(3,762)	(3,762)	(18,826)	(18,826)
Stock purchase warrants	Level 3	1,833	1,833	10,328	10,328
Time charter swap agreement	Level 3	1,345	1,345	—	—
Logitel contingent consideration (see below)	Level 3	—	—	(14,830)	(14,830)
Non-recurring
Vessels and equipment	Level 2	—	—	100,600	100,600
Vessels held for sale (note 7)	Level 2	75,562	75,562	55,450	55,450
Other
Loans to equity-accounted investees and joint venture partners – Current	(2)	17,740	(2)	7,127	(2)
Loans to equity-accounted investees and joint venture partners – Long-term	(2)	191,271	(2)	184,390	(2)
Long-term receivable included in accounts receivable and other assets(3)	Level 3	14,406	14,366	16,453	16,427
Long-term debt – public (note 8)	Level 1	(1,471,093)	(1,299,169)	(1,493,915)	(1,161,729)
Long-term debt – non-public (note 8)	Level 2	(5,529,544)	(5,383,777)	(5,890,171)	(5,881,483)

(1)
The fair value of the Company's interest rate swap agreements at June 30, 2016 includes $18.1 million (December 31, 2015 - $21.7 million) accrued interest expense which is recorded in accrued liabilities on the consolidated balance sheets.

(2)
In the consolidated financial statements, the Company’s loans to and equity investments in equity-accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint ventures form the net aggregate carrying value of the Company’s interest in the joint ventures. The fair value of the individual components of such aggregate interests is not determinable.

(3)
As at June 30, 2016 the estimated fair value of the non-interest bearing receivable from BG Norge Limited (or BG) was based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of June 30, 2016 was $14.4 million (December 31, 2015 – $16.4 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from BG, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Time-charter swap agreement - Changes in fair value during the three and six months ended June 30, 2016 for Teekay Tankers' time-charter swap agreement, which is described below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

Three and Six Months
Ended
June 30, 2016
$
Fair value asset - beginning of the period	—
Settlements	(126)
Realized and unrealized gain	1,471
Fair value asset - at the end of the period	1,345

The estimated fair value of the time-charter swap agreement is based in part upon the Company’s projection of future Aframax spot market tanker rates, which has been derived from current Aframax spot market tanker rates and estimated future rates, as well as an estimated discount rate. The estimated fair value of the time-charter swap agreement as of June 30, 2016 is based upon an estimated average daily tanker rate of approximately $21,500 over the remaining duration of the contract. In developing and evaluating this estimate, the Company considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.
Stock purchase warrants – During January 2014, the Company received from Tanker Investments Ltd. (or TIL) stock purchase warrants entitling it to purchase up to 1.5 million shares of common stock of TIL (see note 15). The estimated fair value of the stock purchase warrants was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of these stock purchase warrants as of June 30, 2016 is based on the historical volatility of the comparable companies of 52.4%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.
Changes in fair value during the three and six months ended June 30, 2016 and 2015 for the Company’s derivative instruments, the TIL stock purchase warrants, which are described below and are measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Fair value at the beginning of the period	6,107	9,234	10,328	9,314
Unrealized (loss) gain included in earnings	(4,274)	1,817	(8,495)	1,737
Fair value at the end of the period	1,833	11,051	1,833	11,051
Contingent consideration liability – In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS, from CeFront for $4.0 million, which was paid in cash at closing, plus an additional amount of up to $27.6 million, depending on certain performance criteria.
During the second quarter of 2016, Teekay Offshore canceled the UMS construction contracts for its two remaining UMS newbuildings. This is expected to eliminate any future contingent consideration payments. Consequently, the contingent liability was reversed in the second quarter of 2016. The gain associated with this reversal is included in other loss on the Company's consolidated statements of (loss) income for the three and six months ended June 30, 2016.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Changes in the estimated fair value of Teekay Offshore’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three and six months ended June 30, 2016 and 2015 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Balance at beginning of period	(15,221)	(21,562)	(14,830)	(21,448)
Adjustment to Liability	—	2,569	—	2,569
Settlement of liability	—	3,540	—	3,540
Gain included in Other income - net (note 13)	15,221	161	14,830	47
Balance at end of period	—	(15,292)	—	(15,292)

b.	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	June 30, 2016	December 31, 2015
			$	$
Direct financing leases	Payment activity	Performing	672,748	684,129
Other loan receivables
Loans to equity-accounted investees and joint venture partners	Other internal metrics	Performing	209,011	191,517
Long-term receivable included in other assets	Payment activity	Performing	20,213	37,032
			901,972	912,678

12.	Restructuring (Charges) Reversals
During the three and six months ended June 30, 2016, the Company recorded restructuring charges of $5.8 million and $19.8 million, respectively. The restructuring charges relate to the closure of two offices and seafarers' severance amounts related to the tug business in Western Australia, reorganization of the Company’s FPSO business to create better alignment with the Company’s offshore operations, and reductions to charges previously accrued. The charges related to the seafarers' severance are expected to be partly recovered from the customer and is included in revenues on the consolidated statements of (loss) income.
During the three and six months ended June 30, 2015, the Company recorded restructuring reversals (charges) of $0.7 million and $(8.4) million, respectively. The restructuring charges relate to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract, the reorganization of the Company’s marine operations and corporate services, and reductions to the charges previously accrued as certain seafarers were not terminated as initially planned. The actual restructuring charges relating to the seafarers were fully reimbursed to the Company by the charterer and the net reimbursement is included in revenues.
At June 30, 2016 and December 31, 2015, $7.4 million and $3.2 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

13.	Other Loss

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Write-off of contingent consideration (note 10c)	36,333	—	36,333	—
Accrual of contingent liability (note 10c)	(57,950)	—	(57,950)	—
Miscellaneous income (loss)	181	(389)	331	(14)
Other loss	(21,436)	(389)	(21,286)	(14)

14.	Accumulated Other Comprehensive Loss
As at June 30, 2016 and December 31, 2015, the Company’s accumulated other comprehensive loss consisted of the following components:

	June 30,	December 31,
	2016	2015
	$	$
Unrealized loss on qualifying cash flow hedging instruments	(10,799)	(419)
Pension adjustments, net of tax recoveries	(15,418)	(15,850)
Unrealized loss on marketable securities	(454)	(463)
Foreign exchange gain on currency translation	1,928	1,841
	(24,743)	(14,891)

15.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk
The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at June 30, 2016, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount Of Asset (Liability) $	Expected Maturity
	Contract Amount in Foreign Currency	Average Forward Rate (1)		2016	2017
				$	$
Euro	4,500	0.92	124	4,886	—
Norwegian Kroner	762,500	8.02	(3,869)	47,151	47,947
Singapore Dollar	19,637	1.35	(17)	14,592	—
			(3,762)	66,629	47,947

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2017 through 2020. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2017 through 2020. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2017 through 2020. As at June 30, 2016, the Company was committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining (Term (years)
700,000	125,000	NIBOR	5.25%	6.88%	(44,079)	0.8
900,000	150,000	NIBOR	4.35%	6.43%	(48,959)	2.2
1,000,000	134,000	NIBOR	3.70%	5.92%	(20,923)	3.9
600,000 (1)(2)	101,351	NIBOR	5.75%	8.84%	(34,817)	2.4
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(55,132)	2.5
1,000,000	162,200	NIBOR	4.25%	7.45%	(54,658)	2.6
					(258,568)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

(1)	Notional amount reduces equally with NOK bond repayments (see note 8).

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million (see note 8).

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million (see note 8).
Interest Rate Risk
The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at June 30, 2016, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	3,219,730	(411,210)	4.9	3.3
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	762,957	(47,498)	4.9	2.6
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	155,000	(8,404)	0.8	2.2
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	155,000	113	0.8	3.3
U.S. Dollar-denominated interest rate swaption (5)	LIBOR	160,000	(7,168)	1.6	2.0
U.S. Dollar-denominated interest rate swaption (5)	LIBOR	160,000	742	1.6	3.1
U.S. Dollar-denominated interest rate swaption (6)	LIBOR	160,000	(6,091)	2.0	1.8
U.S. Dollar-denominated interest rate swaption (6)	LIBOR	160,000	1,268	2.0	2.9
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (7) (8)	EURIBOR	239,792	(41,247)	4.5	3.1
			(519,495)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of June 30, 2016, ranged from 0.3% to 4.00%.

(2)	Includes a swap in which the principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.

(3)
Inception dates range from July 2016 to April 2018. Interest rate swaps with an aggregate principal amount of $320 million are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2017 to 2024. These interest rate swaps are subject to mandatory early termination in 2017 and 2018 whereby the swaps will be settled based on their fair value at that time.

(4)
During June 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in April 2017 to enter into an interest rate swap at a fixed rate of 3.34% with a third party, and the third party has a one-time option in April 2017 to require Teekay LNG to enter into an interest swap at a fixed rate of 2.15%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in April 2017 for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap.

(5)
During August 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in January 2018 to enter into an interest rate swap at a fixed rate of 3.10% with a third party, and the third party has a one-time option in January 2018 to require Teekay LNG to enter into an interest rate swap at a fixed rate of 1.97%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in January 2018 for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap.

(6)
During October 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in July 2018 to enter into an interest rate swap at a fixed rate of 2.935% with a third party, and the third party has a one-time option in July 2018 to require Teekay LNG to enter into an interest rate swap at a fixed rate of 1.83%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in July 2018 for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap.

(7)	Principal amount reduces monthly to 70.1 million Euros ($77.9 million) by the maturity dates of the swap agreements.

(8)	Principal amount is the U.S. Dollar equivalent of 215.9 million Euros.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Stock Purchase Warrants

In January 2014, Teekay and Teekay Tankers formed TIL. Teekay and Teekay Tankers purchased an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in NOK, Teekay and Teekay Tankers may also exercise their stock purchase warrants at 61.67 NOK per share. The estimated fair value of the warrants on issuance was $6.8 million and was included in other income in the consolidated statements of (loss) income. The stock purchase warrants vest in four equally sized tranches and as at June 30, 2016, two tranches have vested. If the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in NOK, each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019. The fair value of the stock purchase warrants at June 30, 2016 was $1.8 million. The Company reports the unrealized gains from the stock purchase warrants in realized and unrealized losses on non-designated derivatives in the consolidated statements of (loss) income.

Time-charter Swap

Effective June 1, 2016, Teekay Tankers entered into a time-charter swap agreement for 55% of two Aframax-equivalent vessels. Under such agreement, Teekay Tankers will receive $27,776 per day, net of a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax-equivalent vessels employed in Teekay Tankers' Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. The purpose of the agreement is to reduce Teekay Tankers’ exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax revenue sharing pooling arrangement. Teekay Tankers has not designated, for accounting purposes, the time-charter swap as a cash flow hedge.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at June 30, 2016
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(184)	(760)	(14,436)
Derivatives not designated as a cash flow hedge:	—	—	—	—	—
Foreign currency contracts	432	347	—	(4,513)	(28)
Interest rate swap agreements	113	2,009	(14,891)	(79,293)	(412,053)
Cross currency swap agreements	—	—	(3,048)	(69,600)	(185,920)
Stock purchase warrants	—	1,833	—	—	—
Time-charter swap agreement	1,345	—	—	—	—
	1,890	4,189	(18,123)	(154,166)	(612,437)
As at December 31, 2015
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(338)	(777)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	80	—	—	(16,372)	(2,534)
Interest rate swap agreements	—	7,516	(18,348)	(198,196)	(154,673)
Cross currency swap agreements	—	—	(3,377)	(52,633)	(256,100)
Stock purchase warrants	—	10,328	—	—	—
	80	17,844	(21,725)	(267,539)	(414,084)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As at June 30, 2016, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s consolidated balance sheets. As at June 30, 2016, these derivatives had an aggregate fair value asset amount of nil and an aggregate fair value liability amount of $625.8 million. As at June 30, 2016, the Company had $70.1 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash on the consolidated balance sheets.

For the periods indicated, the following table presents the effective portion of gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges:

Three Months Ended June 30, 2016
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
$	$	$
(5,458)	—	1,291	Interest expense
(5,458)	—	1,291

Six Months Ended June 30, 2016
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
(14,025)	—	(56)	Interest expense
(14,025)	—	(56)

(1) Recognized in accumulated other comprehensive (loss) income (or AOCI).
(2) Recorded in AOCI during the term of the hedging relationship and reclassified to earnings.
(3) Recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Realized and unrealized gains and (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of (loss) income. The effect of the gains and (losses) on derivatives not designated as hedging instruments in the consolidated statements of (loss) income are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(22,409)	(27,205)	(45,589)	(55,094)
Interest rate swap agreement terminations	—	—	(8,140)	—
Foreign currency forward contracts	(2,336)	(4,232)	(7,332)	(9,660)
Time charter swap agreement	126	—	126	—
	(24,619)	(31,437)	(60,935)	(64,754)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(62,817)	83,986	(143,871)	40,326
Foreign currency forward contracts	1,093	9,386	15,064	3,057
Stock purchase warrants	(4,274)	1,817	(8,496)	1,737
Time charter swap agreement	1,345	—	1,345	—
	(64,653)	95,189	(135,958)	45,120
Total realized and unrealized (losses) gains on derivative instruments	(89,272)	63,752	(196,893)	(19,634)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the consolidated statements of income. The effect of the gains (losses) on cross currency swaps on the consolidated statements of income (loss) is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Realized losses on termination of cross currency swaps	—	—	(32,628)	—
Realized losses	(5,000)	(3,771)	(9,939)	(7,934)
Unrealized (losses) gains	(20,993)	13,501	53,213	(42,152)
Total realized and unrealized (losses) gains on cross currency swaps	(25,993)	9,730	10,646	(50,086)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

16.	Income Tax (Expense) Recovery
The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Current	(4,082)	(2,630)	(8,712)	(2,828)
Deferred	2,659	1,878	6,213	3,071
Income tax (expense) recovery	(1,423)	(752)	(2,499)	243
The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2015 to June 30, 2016:

$
Balance of unrecognized tax benefits as at January 1, 2016	18,390
Decrease for positions taken in prior years	(2,988)
Increase for positions related to the current period	4,874
Decrease related to statute of limitations	(764)
Balance of unrecognized tax benefits as at June 30, 2016	19,512
The majority of the net increase for positions for the six months ended June 30, 2016 relates to potential tax on freight income.
The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

17.	Net (Loss) Income Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Net (loss) income attributable to shareholders of Teekay Corporation	(77,809)	65,912	(126,592)	56,148
The Company's portion of the Inducement Premium and Exchange Contribution charged to retained earnings by Teekay Offshore (note 10d)	(4,993)	—	(4,993)	—
Net (loss) income attributable to shareholders of Teekay Corporation - basic and diluted	(82,802)	65,912	(131,585)	56,148
Weighted average number of common shares	72,945,635	72,697,121	72,844,031	72,623,503
Dilutive effect of stock-based compensation	—	780,559	—	755,725
Common stock and common stock equivalents	72,945,635	73,477,680	72,844,031	73,379,228
(Loss) income per common share:
– Basic	(1.14)	0.91	(1.81)	0.77
– Diluted	(1.14)	0.90	(1.81)	0.77
Stock-based awards, which have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three and six months ended June 30, 2016, options to acquire 3.9 million shares of Common Stock had an anti-dilutive effect on the calculation of diluted income per common share (three and six months ended June 30, 2015 - 0.4 million). In periods where a loss attributable to shareholders of Teekay has been incurred all stock-based awards are anti-dilutive.

18.	Subsequent Event
On July 19, 2016, Teekay LNG took delivery of its second MEGI LNG carrier newbuilding, the Oak Spirit, which commenced its five-year charter contract with a subsidiary of Cheniere Energy, Inc. on August 1, 2016. Teekay LNG partially financed this MEGI LNG carrier newbuilding through a sale-leaseback transaction of approximately $176 million.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2015.
Overview
Teekay Corporation (or Teekay) operates in the marine midstream space. We have general and limited partnership interests in two publicly-listed partnerships, Teekay Offshore Partners L.P. (or Teekay Offshore) and Teekay LNG Partners L.P. (or Teekay LNG). In addition, we have a controlling ownership interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers) and we have a fleet of directly-owned vessels. Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
Structure
To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers (or the Daughter Companies), and (b) Teekay and its remaining subsidiaries, which is referred to in this Report as Teekay Parent. For further information on our organizational structure, please read “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Structure”, in our Annual Report on Form 20-F for the year ended December 31, 2015.

Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in the capital markets relative to the stability of our businesses. Based on the upcoming equity capital requirements for our committed growth projects, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we believe that it is in the best interests of our shareholders to conserve more of our internally generated cash flows for future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Parent temporarily reduced its quarterly cash dividend per share to $0.055 from $0.55, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56 and Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70. These reduced levels of dividends and distributions were maintained in the first and second quarters of 2016. Despite significant weakness in the global energy and capital markets, our cash flows from vessels operations remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties. In addition to using more of our internally generated cash flows for future growth projects and to reduce our debt levels, we may seek alternative sources of financing such as sale and leaseback transactions, new bank borrowings, the issuance of new debt and equity securities.

Since early 2016, Teekay Parent and the Daughter Companies have been executing on a series of financing initiatives intended to contribute to the funding of our upcoming capital expenditures and debt maturities. For additional information about these initiatives, please read “Liquidity and Capital Resources”.
RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
The results of operations that follow has first been divided into (a) our controlling interests in our subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent. Within each of these four groups, we have further subdivided the results into their respective lines of business, which generally align with the segments in our consolidated financial statements. The following table presents revenue and income from vessel operations for each of these three subsidiaries and Teekay Parent and how they reconcile to our consolidated financial statements.

(in thousands of U.S. dollars)	Revenues				Income (loss) from Vessel Operations
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	June 30,		June 30,		June 30,		June 30,
	2016	2015	2016	2015	2016	2015	2016	2015
Teekay Offshore	284,464	311,234	591,172	576,217	24,271	96,412	112,570	165,462
Teekay LNG	99,241	98,608	195,012	195,934	47,554	43,856	64,537	88,953
Teekay Tankers(1)	139,621	107,594	304,571	211,472	30,751	43,668	84,589	83,972
Teekay Parent	83,104	101,960	180,830	206,126	(28,796)	(10,336)	(55,578)	(27,335)
Elimination of intercompany(2)(3)	(18,811)	(26,599)	(42,858)	(51,090)	2,198	1,917	5,185	1,890
Teekay Corporation Consolidated	587,619	592,797	1,228,727	1,138,659	75,978	175,517	211,303	312,942

(1)
In December 2015, Teekay Offshore sold two Aframax Tankers to Teekay Tankers and the results of the two vessels are included in Teekay Offshore up to the date of sale and in Teekay Tankers from the date of acquisition.

(2)
During the three and six months ended June 30, 2016, Teekay chartered in three floating storage and off-take (or FSO) units, two shuttle tankers and one Aframax tankers from Teekay Offshore, two liquefied natural gas (or LNG) carriers from Teekay LNG, and one Aframax tanker from Teekay Tankers. During the three and six months ended June 30, 2015, Teekay chartered in three FSO units, two shuttle tankers and four Aframax tankers from Teekay Offshore, two LNG carriers from Teekay LNG and two Aframax tankers from Teekay Tankers. Internal charter hire between Teekay Parent and the Daughter Companies are eliminated upon consolidation.

(3)
During August 2014, Teekay sold to Teekay Tankers a 50% interest in Teekay Tankers Operations Ltd (or TTOL), which owns our conventional tanker commercial management and technical management operations, including direct ownership in three commercially managed tanker pools of the Teekay group. Teekay Tankers and Teekay Parent each account for their 50% interests in TTOL as equity-accounted investments and, as such, TTOL’s results are reflected in equity income of Teekay Tankers and Teekay Parent. Upon consolidation of Teekay Tankers into Teekay, the results of TTOL are accounted for on a consolidated basis by Teekay. The impact on income from vessel operations of consolidating TTOL for the three and six months ended June 30, 2016, was an increase of $2.2 million and $5.2 million, respectively. The impact on income from vessel operations of consolidating TTOL for the three and six months ended June 30, 2015, was an increase of $1.9 million.

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015.
In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, shipowners often base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time charter contracts and floating production, storage and offloading (or FPSO) service contracts, the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses), a non-GAAP measure, and TCE rates where applicable.
Teekay Offshore
Recent Developments in Teekay Offshore

In March 2016, Teekay Offshore terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay. Subsequently, Teekay Offshore sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers for net proceeds of approximately $50 million. Related to the sale of these vessels, Teekay Offshore is chartering back both vessels for a period of three years with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract, that commenced during the second quarter of 2016, and the other vessel is trading in the spot conventional tanker market.

In April 2016, during the process to lift off the gangway connecting the Arendal Spirit unit for maintenance and safety (or UMS) to an FPSO unit, the gangway of the Arendal Spirit suffered damage. The gangway has now been replaced and undergone extensive testing, and the unit recommenced operations in early-July 2016. As a result of this incident, Teekay Offshore reversed contingent liabilities previously recorded that were subject to material defects of the UMS.

In June 2016, as part of Teekay Offshore's financing initiatives, its subsidiary canceled the UMS construction contracts for its two UMS newbuildings. As a result, Teekay Offshore incurred a $43.7 million write-down related to these two UMS newbuildings for the three and six months ended June 30, 2016, which is included in Asset Impairments in Teekay's consolidated statements of (loss) income. In addition, Teekay Offshore accrued for potential damages resulting from the cancellations, and reversed the contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the three and six months ended June 30, 2016 is reported in Other Loss in Teekay's consolidated statements of (loss) income. The newbuilding contracts are held in Teekay Offshore's separate subsidiaries and obligations of these subsidiaries are non-recourse to Teekay Offshore.

Operating Results – Teekay Offshore
The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for the three and six months ended June 30, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional		Teekay Offshore
					Tankers		Total
	Three Months Ended June 30,
	2016	2015	2016	2015	2016	2015	2016	2015

Revenues	155,095	161,267	124,715	141,722	4,654	8,245	284,464	311,234
Voyage expenses	(16,978)	(20,069)	—	—	(610)	(647)	(17,588)	(20,716)
Net revenues	138,117	141,198	124,715	141,722	4,044	7,598	266,876	290,518
Vessel operating expenses	(49,196)	(42,864)	(41,365)	(50,445)	(166)	(1,514)	(90,727)	(94,823)
Time-charter hire expense	(14,764)	(10,762)	—	—	(4,065)	—	(18,829)	(10,762)
Depreciation and amortization	(36,823)	(32,345)	(37,234)	(37,783)	—	(1,675)	(74,057)	(71,803)
General and administrative (1)	(5,604)	(8,684)	(8,217)	(6,892)	—	(507)	(13,821)	(16,083)
Asset impairments	(43,650)	(500)	—	—	—	—	(43,650)	(500)
Restructuring charges	(34)	(135)	(1,487)	—	—	—	(1,521)	(135)
(Loss) Income from vessel operations	(11,954)	45,908	36,412	46,602	(187)	3,902	24,271	96,412

Equity income	—	—	3,626	9,720	—	—	3,626	9,720

Calendar-Ship-Days (2)
Shuttle Tankers	2,953	3,057	—	—	—	—	2,953	3,057
FSO Units	637	567	—	—	—	—	637	567
FPSO Units	—	—	546	546	—	—	546	546
Towage Units	546	402	—	—	—	—	546	402
UMS Unit	91	91	—	—	—	—	91	91
Conventional Tankers	—	—	—	—	182	364	182	364

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional		Teekay Offshore
					Tankers		Total
	Six Months Ended June 30,
	2016	2015	2016	2015	2016	2015	2016	2015

Revenues	320,205	319,913	257,499	239,997	13,468	16,307	591,172	576,217
Voyage expenses	(34,645)	(42,018)	—	—	(1,287)	(1,215)	(35,932)	(43,233)
Net revenues	285,560	277,895	257,499	239,997	12,181	15,092	555,240	532,984
Vessel operating expenses	(96,116)	(84,291)	(88,279)	(87,211)	(1,504)	(2,888)	(185,899)	(174,390)
Time-charter hire expense	(29,575)	(17,745)	—	—	(4,576)	—	(34,151)	(17,745)
Depreciation and amortization	(74,161)	(64,180)	(74,818)	(62,268)	—	(3,349)	(148,979)	(129,797)
General and administrative (1)	(11,227)	(18,510)	(16,891)	(11,833)	(172)	(759)	(28,290)	(31,102)
Asset impairments	(43,650)	(15,996)	—	—	—	—	(43,650)	(15,996)
Net gain on sale of vessels and equipment	(245)	1,643	—	—	65	—	(180)	1,643
Restructuring charges	(34)	(135)	(1,487)	—	—	—	(1,521)	(135)
Income from vessel operations	30,552	78,681	76,024	78,685	5,994	8,096	112,570	165,462

Equity income	—	—	8,909	13,811	—	—	8,909	13,811

Calendar-Ship-Days (2)
Shuttle Tankers	5,931	6,108	—	—	—	—	5,931	6,108
FSO Units	1,274	1,107	—	—	—	—	1,274	1,107
FPSO Units	—	—	1,092	1,018	—	—	1,092	1,018
Towage Units	1,092	509	—	—	—	—	1,092	509
UMS unit	182	134	—	—	—	—	182	134
Conventional Tankers	—	—	—	—	364	724	364	724

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore logistics, offshore production and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Teekay Offshore – Offshore Logistics
Offshore Logistics consists of Teekay Offshore’s shuttle tankers, FSO units, its HiLoad DP unit, towage vessels and one UMS. As at June 30, 2016, the shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and the HiLoad DP unit which is currently in lay-up. Of these 35 shuttle tankers, six were owned through 50%-owned subsidiaries, one through a 67%-owned subsidiary and three were chartered-in. The remaining vessels are owned 100% by Teekay Offshore. In January 2016, Teekay Offshore sold a 1992-built shuttle tanker, the Navion Torinita, which was in lay-up and was classified as held for sale on Teekay's consolidated balance sheet as of December 31, 2015. In July 2016, Teekay Offshore agreed to in-charter a shuttle tanker, the Grena Knutsen, on a three-year charter contract for Teekay Offshore's North Sea fleet commencing in September 2016. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Teekay Offshore’s shuttle tankers occasionally service the conventional spot tanker market. Teekay Offshore commenced the FSO conversion of the Randgrid shuttle tanker during the second quarter of 2016. During the first quarter of 2015, Teekay Offshore sold the Navion Svenita shuttle tanker. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in vessel operating expenses.
As at June 30, 2016, Teekay Offshore’s FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, and in which Teekay Offshore’s ownership interests range from 89% to 100%. The Randgrid shuttle tanker is currently undergoing conversion into an FSO unit, for which Teekay Offshore's ownership interest increased from 67% to 100% during the third quarter of 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Teekay Offshore’s revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in revenues and vessel operating expenses.

As at June 30, 2016, Teekay Offshore’s towage vessel fleet consisted of six long-distance towing and offshore installation vessels and four ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver during the remainder of 2016 and early-2017. Teekay Offshore owns a 100% interest in all of the vessels in its towage fleet. Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.
As at June 30, 2016, Teekay Offshore’s UMS fleet consisted of one operational unit, the Arendal Spirit, in which Teekay Offshore owns a 100% interest. During the second quarter of 2016, as part of Teekay Offshore's financing initiatives, its subsidiary canceled the UMS construction contracts for its two UMS newbuildings resulting in a write down of the UMS newbuildings to $nil. The UMS fleet is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. The UMS fleet is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather. The Arendal Spirit delivered to Teekay Offshore on February 16, 2015 and began its three-year charter contract on June 7, 2015. In mid-April 2016, during the process of lifting off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. During the gangway replacement, the Arendal Spirit was declared off-hire. The gangway was replaced during the second quarter of 2016 and the Arendal Spirit was declared on-hire in early-July 2016. Teekay Offshore is currently negotiating a potential three-year contract extension with the charterer of the Arendal Spirit in exchange for a reduction in the current charter rate.
The average size of Teekay Offshore’s owned shuttle tanker fleet decreased for the three and six months ended June 30, 2016 compared to the same periods last year, primarily due to the sales of the Navion Svenita and the Navion Torinita in March 2015 and January 2016, respectively, and the commencement of the FSO conversion of the Randgrid in June 2015. The average size of Teekay Offshore’s chartered-in shuttle tanker fleet increased for the three and six months ended June 30, 2016 compared to the same periods last year, primarily due to the in-chartering of two shuttle tankers, the Jasmine Knutsen and the Heather Knutsen, for the east coast of Canada contract, which commenced in June 2015, and increased spot in-chartering of shuttle tankers, partially offset by redelivery to its owner of the Grena Knutsen in June 2015. The Grena Knutsen will be rechartered-in for three years commencing September 2016.
The average number of Teekay Offshore’s towing and offshore installation vessels increased for the three and six months ended June 30, 2016 compared to the same periods last year, due to the delivery of three vessels during the first quarter of 2015, two vessels during the second quarter of 2015 and one vessel during the third quarter of 2015.
Income from vessel operations for Teekay Offshore’s Offshore Logistics business decreased to a loss of $12.0 million and income of $30.6 million, respectively, for the three and six months ended June 30, 2016 compared to income of $45.9 million and income of $78.7 million, respectively, for the same periods last year, primarily as a result of:

•
decreases of $52.8 million and $49.1 million, respectively, for the three and six months ended June 30, 2016, in the UMS fleet primarily due to the write-downs relating to the cancellation of the two UMS newbuilding contracts, lower revenue from the Arendal Spirit being off-hire from mid-April 2016 until early-July 2016 due to damage suffered to the gangway of the unit, and higher repairs and maintenance costs also relating to the gangway incident;

•
decreases of $9.2 million and $22.6 million, respectively, for the three and six months ended June 30, 2016, mainly due to the expiration during the second quarter of 2015 of a long-term contract at the Heidrun field serviced by the contracts of affreightment fleet;

•
decreases of $4.5 million and $8.7 million, respectively, for the three and six months ended June 30, 2016, due to higher depreciation expense for Teekay Offshore's shuttle tankers due to the change in the estimated useful life of the shuttle component for all shuttle tankers from 25 to 20 years as well as the accelerated amortization of the tanker component for eight older shuttle tankers during the first quarter of 2016, partially offset by lower depreciation expense due to the write-down of the carrying values of seven shuttle tankers during 2015, and the cost of the Navion Europa and the dry-dock costs of the Stena Alexita being fully amortized in the second quarter of 2015 and the first quarter of 2016, respectively;

•
decreases of $3.5 million and $5.5 million, respectively, for the three and six months ended June 30, 2016, due to lower average rates and fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market;

•
decreases of $2.9 million and $5.3 million, respectively, for the three and six months ended June 30, 2016, in the towage fleet mainly due to a decrease in rates and utilization of the towing and offshore installation vessels during the first and second quarters of 2016, and an increase in repairs and maintenance expense due to engine overhauls on the ALP Winger and ALP Centre during the first quarter of 2016;

•	a decrease of $2.3 million for the six months ended June 30, 2016, due to the sale of the Navion Svenita shuttle tanker in March 2015;

•
a decrease of $1.8 million for the three and six months ended June 30, 2016, due to the redelivery of the Navion Anglia to Teekay Offshore in June 2016 as it completed its time-charter-out agreement; and

•
decreases of $1.5 million and $7.6 million, respectively, for the three and six months ended June 30, 2016, due to the redelivery of one vessel to Teekay Offshore in April 2015 as it completed its time-charter-out agreement;

partially offset by

•
an increase of $13.9 million for the six months ended June 30, 2016 due to a write-down of shuttle tankers of $15.5 million in the first quarter of 2015, partially offset by a gain of $1.6 million on the sale of a shuttle tanker in the first quarter of 2015;

•
increases of $5.0 million and $10.5 million, respectively, for the three and six months ended June 30, 2016, due to increases in rates as provided in certain contracts in our time-chartered-out fleet and an increase in revenues in our contract of affreightment fleet due to higher average rates and higher fleet utilization;

•	increases of $4.2 million and $8.2 million, respectively, for the three and six months ended June 30, 2016, due to the commencement of the East Coast of Canada shuttle tanker contract in June 2015;

•
increases of $1.8 million and $5.4 million, respectively, for the three and six months ended June 30, 2016, due to a reduction in operating expenses and amortization expense due to the commencement of the FSO conversion of the Randgrid in June 2015;

•
increases of $1.4 million and $3.2 million, respectively, for the three and six months ended June 30, 2016, in the FSO fleet due to lower crew costs on the Navion Saga and the Dampier Spirit mainly due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar compared to the same periods last year, lower ship management fees, and lower depreciation expense primarily due to dry-dock costs for the Navion Saga being fully depreciated during the fourth quarter of 2015;

•
increases of $1.0 million and $2.3 million, respectively, for the three and six months ended June 30, 2016, from decreases in time-charter hire expenses for Teekay Offshore's shuttle tankers due to the redelivery by Teekay Offshore to its owner of the in-chartered Grena Knutsen in June 2015, partially offset by increased spot in-chartering of shuttle tankers; and

•
increases of $0.4 million and $3.3 million, respectively, for the three and six months ended June 30, 2016, from decreases in vessel operating expenses for Teekay Offshore’s shuttle tankers due to the timing of repairs and maintenance expenses and fleet overhead compared to the same periods last year, and the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro and Brazilian Real, partially offset higher crew costs compared to the same periods last year due to a change in crew composition.

Teekay Offshore – Offshore Production
Offshore Production consists of Teekay Offshore’s FPSO units. As at June 30, 2016, the FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit and the Petrojarl I FPSO units, all of which Teekay Offshore owns 100%, and the Itajai and the Libra FPSO units, of which Teekay Offshore owns 50% each. One equity accounted FPSO unit, the Libra FPSO unit owned through Teekay Offshore's 50/50 joint venture with Odebrecht Oil and Gas S.A., is currently undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil and is scheduled to commence operations in early-2017. The Petrojarl I FPSO unit is currently undergoing upgrades at the Damen Shipyard Group's DSR Schiedam Shipyard in the Netherlands and is scheduled to commence operations under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP) in the first half of 2017. Teekay Offshore acquired the Petrojarl Knarr FPSO unit from Teekay in July 2015.
In late-2015, Teekay Offshore received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (Repsol), based on a termination right that is specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of the charter contract, the charterer ceases paying the capital component of the charter hire six months prior to the redelivery date, which occurred at the end of July 2016.
Teekay Offshore uses the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Voyageur Spirit and Petrojarl Knarr operate, is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to Teekay Offshore’s vessels and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in Teekay Offshore’s revenues and vessel operating expenses.
The average number of Teekay Offshore’s FPSO units increased for the three and six months ended June 30, 2016 compared to the same period last year, due to the inclusion of the results of the Petrojarl Knarr from March 9, 2015, when it commenced operations.
Income from vessel operations for Teekay Offshore’s Offshore Production business decreased to $36.4 million and $76.0 million, respectively, for the three and six months ended June 30, 2016, compared to $46.6 million and $78.7 million, respectively, for the same periods last year, primarily as a result of:

•
decreases of $8.3 million and $14.5 million, respectively, for the three and six months ended June 30, 2016, for the Petrojarl Varg FPSO unit, mainly from no longer receiving the capital portion of the charter hire since February 1, 2016, due to the termination of the charter contract by Repsol effective at the end of July 2016;

•
decreases of $5.1 million and $5.7 million, respectively, for the three and six months ended June 30, 2016, for the Piranema Spirit FPSO unit mainly due to a provision relating to a possible return of 2% of the charter hire to Petrobras, the charterer, in lieu of an agency fee owing for the period from November 2011 up to June 30, 2016; and

•
decreases of $1.3 million and $5.1 million, respectively, for the three and six months ended June 30, 2016, from increases in general and administrative expenses mainly due to the commencement of operations by the Petrojarl Knarr FPSO unit in March 2015;

partially offset by

•	increases of $3.3 million and $21.6 million, respectively, for the three and six months ended June 30, 2016, due to the Petrojarl Knarr FPSO unit commencing operations on March 9, 2015; and

•
increases of $1.5 million and $2.7 million, respectively, for the three and six months ended June 30, 2016, for the Voyageur Spirit FPSO unit mainly due to a decrease in operating expenses for the unit due to the strengthening of the U.S. Dollar against the British Pound, and lower repairs and maintenance expenses.

Equity income decreased to $3.6 million and $8.9 million, respectively, for the three and six months ended June 30, 2016, compared to $9.7 million and $13.8 million, respectively, for the same periods last year. The decrease was primarily due to a decrease in unrealized gains on derivative instruments for Teekay Offshore’s investment in the Itajai and Libra FPSO units that occurred in 2015, a decrease in revenues for the Itajai FPSO unit for the six months ended June 30, 2016 compared to the same period last year mainly due to lower production, the strengthening of the U.S. Dollar against the Brazilian Real and a lower maintenance bonus received during the first quarter of 2016, and a write-off of equipment in the Itajai FPSO joint venture during the second quarter of 2016.
Teekay Offshore – Conventional Tankers
As at June 30, 2016, Teekay Offshore's conventional tanker fleet consisted of two conventional tankers, which were chartered-in. In March 2016, Teekay Offshore terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay and received an early termination fee of $4.0 million from Teekay. Subsequently, Teekay Offshore sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers. The Kilimanjaro Spirit was renamed Blue Pride and the Fuji Spirit was renamed Blue Power. As part of the sales, Teekay Offshore is in-chartering these vessels for three years with additional one-year extension options. One vessel is fixed on a two-year time-charter-out contract, that commenced during the second quarter of 2016, and the other vessel is trading in the spot conventional tanker market.

In December 2015, Teekay Offshore sold its 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers.

Income from vessel operations decreased to a loss of $0.2 million and income of $6.0 million, respectively, for the three and six months ended June 30, 2016, compared to income of $3.9 million and $8.1 million, respectively, for the same periods last year, primarily as a result of:

•	decreases of $1.4 million and $2.8 million, respectively, for the three and six months ended June 30, 2016, due to the sale of the SPT Explorer and Navigator Spirit in December 2015; and

•	a decrease of $3.2 million for the three months ended June 30, 2016, due to the sale of the Kilimanjaro Spirit and Fuji Spirit in March 2016, and the subsequent in-chartering of the vessels.
Teekay LNG
Recent Developments in Teekay LNG
During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both the Bermuda Spirit and Hamilton Spirit. As a result of Centrofin’s acquisition of the Bermuda Spirit and Hamilton Spirit, Teekay LNG recorded a $27.4 million accounting loss on the sale of these vessels and associated charter contracts in the first quarter of 2016. The Bermuda Spirit was sold on April 15, 2016 and the Hamilton Spirit was sold on May 17, 2016. The total proceeds of approximately $94.3 million from the sales were primarily used to repay existing term loans associated with these vessels.
In February 2016, Teekay LNG took delivery of the first of the M-type, Electronically Controlled Gas Injection (or MEGI) LNG carrier newbuildings on order, which commenced its five-year charter contract with a subsidiary of Cheniere Energy, Inc. on February 29, 2016. As at June 30, 2016, Teekay LNG had 10 wholly-owned LNG carrier newbuildings on order, of which one delivered on July 19, 2016, and commenced its five-year charter contract with a subsidiary of Cherniere Energy Inc. on August 1, 2016, and the remaining nine are scheduled for delivery between early-2017 and early-2019. Teekay LNG has entered into time-charter contracts for all but two of the nine remaining newbuildings. In addition to Teekay LNG’s wholly-owned LNG carrier newbuildings, it has a 20% interest in two LNG carrier newbuildings and a 30% interest in another two LNG carrier newbuildings (or the BG Joint Venture) scheduled for delivery between 2017 and 2019 and six LNG carrier newbuildings relating to its 50% owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) scheduled for delivery between 2018 and 2020.

In February and June 2016, Exmar LPG BVBA (or the Exmar LPG Joint Venture), of which Teekay LNG has a 50% ownership interest, took delivery of the sixth and seventh of its 12 liquefied petroleum gas (or LPG) carrier newbuildings, on order. The five-year charter contracts with an international energy company based in Norway commenced on February 23, 2016 for one vessel and the other vessel charter contract commenced in late-August 2016.

Two of the six LNG carriers (or MALT LNG Carriers) in Teekay LNG’s 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close down operations of its LNG plant in Yemen in 2015. As a result, in December 2015, the Teekay LNG-Marubeni Joint Venture agreed to temporarily defer a portion of the charter payments for the two LNG carriers for the period from January 1, 2016 to December 31, 2016. Once the LNG plant in Yemen resumes operations, it is intended that YLNG will repay the deferred amounts in full, plus interest thereon over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and these amounts have not been included in equity income. Teekay LNG’s proportionate share of the estimated impact of the charter payment deferral for the remainder of 2016 would be a reduction to equity income of approximately $12 million.

In 2015, the Magellan Spirit, one of the MALT LNG Carriers in the Teekay LNG-Marubeni Joint Venture, had a grounding incident. The charterer during that time claimed that the vessel was off-hire for more than 30 consecutive days during the first quarter of 2015, which, in the view of the charterer, permitted it to terminate the charter contract. The Teekay LNG-Marubeni Joint Venture disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in August 2016. In May 2016, the Teekay LNG-Marubeni Joint Venture reached a settlement agreement with the charterer, under which the charterer paid $39.0 million to the Teekay LNG-Marubeni Joint Venture for lost revenues, of which Teekay LNG’s proportionate share was $20.3 million, which was included in equity income in the three and six months ended June 30, 2016.

Operating Results – Teekay LNG
The following table compares Teekay LNG’s operating results and number of calendar-ship-days for its vessels for the three months ended June 30, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the first quarters of 2016 and 2015 to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Three Months Ended June 30,
	2016	2015	2016	2015	2016	2015

Revenues	84,497	77,466	14,744	21,142	99,241	98,608
Voyage expenses	(126)	—	(416)	(373)	(542)	(373)
Net revenues	84,371	77,466	14,328	20,769	98,699	98,235
Vessel operating expenses	(16,734)	(16,127)	(5,678)	(7,975)	(22,412)	(24,102)
Depreciation and amortization	(20,474)	(18,004)	(2,395)	(5,205)	(22,869)	(23,209)
General and administrative (1)	(4,679)	(5,514)	(1,185)	(1,554)	(5,864)	(7,068)
Income from vessel operations	42,484	37,821	5,070	6,035	47,554	43,856

Equity income	29,567	29,002	—	—	29,567	29,002

Calendar-Ship-Days (2)
Liquefied Gas Carriers	1,820	1,729	—	—	1,820	1,729
Conventional Tankers	—	—	607	728	607	728

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Six Months Ended June 30,
	2016	2015	2016	2015	2016	2015

Revenues	163,082	153,400	31,930	42,534	195,012	195,934
Voyage expenses	(243)	—	(756)	(691)	(999)	(691)
Net revenues	162,839	153,400	31,174	41,843	194,013	195,243
Vessel operating expenses	(31,966)	(30,433)	(12,299)	(15,303)	(44,265)	(45,736)
Depreciation and amortization	(39,159)	(36,310)	(7,321)	(10,468)	(46,480)	(46,778)
General and administrative (1)	(9,041)	(10,839)	(2,251)	(2,937)	(11,292)	(13,776)
Loss on sale of vessels	—	—	(27,439)	—	(27,439)	—
Income (loss) from vessel operations	82,673	75,818	(18,136)	13,135	64,537	88,953

Equity income	39,065	47,060	—	—	39,065	47,060

Calendar-Ship-Days (2)
Liquefied Gas Carriers	3,592	3,439	—	—	3,592	3,439
Conventional Tankers	—	—	1,335	1,448	1,335	1,448

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.
Teekay LNG – Liquefied Gas Carriers
As at June 30, 2016, Teekay LNG’s liquefied gas fleet included 50 LNG carriers and 29 LPG/Multigas carriers, including newbuildings, in which its interests ranged from 20% to 100%. The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 3,592 days for the six months ended June 30, 2016, from 3,439 days for the same period in 2015, as a result of the delivery of the Creole Spirit in February 2016. During the six months ended June 30, 2016, one of Teekay LNG's consolidated vessels was off-hire for a scheduled in-water survey and the Creole Spirit's time-charter contract commenced on February 29, 2016, compared to no vessels being off-hire in the same period last year.
Income from vessel operations for Teekay LNG’s liquefied gas carriers increased to $42.5 million and $82.7 million, respectively, for the three and six months ended June 30, 2016 compared to $37.8 million and $75.8 million, respectively, for the same periods last year, primarily as a result of the Creole Spirit charter contract commencing on February 29, 2016.
Equity income related to Teekay LNG’s liquefied gas carriers increased to $29.6 million and decreased to $39.1 million for the three and six months ended June 30, 2016, respectively, compared to $29.0 million and $47.1 million, respectively, for the same periods last year, as set forth in the table below:

	Three Months Ended
	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Three months ended June 30, 2016	253	2,170	5,315	16,519	5,473	(163)	29,567
Three months ended June 30, 2015	12,149	2,291	9,563	18	5,028	(47)	29,002
Difference	(11,896)	(121)	(4,248)	16,501	445	(116)	565

	Six Months Ended
	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Six months ended June 30, 2016	(1,766)	4,182	11,818	14,144	10,905	(218)	39,065
Six months ended June 30, 2015	12,098	4,284	16,538	3,897	10,383	(140)	47,060
Difference	(13,864)	(102)	(4,720)	10,247	522	(78)	(7,995)
The $11.9 million and $13.9 million decreases for the three and six months ended June 30, 2016, respectively, from Teekay LNG's 33% investment in the four Angola LNG Carriers were primarily due to unrealized losses on derivative instruments in 2016 as a result of long-term LIBOR benchmark interest rates decreasing for interest rate swaps compared to unrealized gains on derivative instruments in the same periods last year, and decreases in voyage revenues due to the positive impact of the charter contract amendments in the second quarter of 2015 to allow for dry-docking and operating costs to pass through to the charterer, retroactive to the beginning of the charter contract.

The $4.2 million and $4.7 million decreases for the three and six months ended June 30, 2016, respectively, in equity income from Teekay LNG's 50% ownership interest in Exmar LPG BVBA were primarily due to lower spot rates earned in 2016 and the redelivery of the in-chartered vessel Odin back to its owner in November 2015 and higher interest expense upon refinancing in June 2015. These decreases were partially offset by the three LPG carrier newbuildings which delivered between September 2015 and June 2016.

The $16.5 million and $10.2 million increases for the three and six months ended June 30, 2016, respectively, from Teekay LNG's 52% investment in the MALT LNG Carriers was primarily due to the settlement of the disputed contract termination relating to the Magellan Spirit, and unscheduled off-hire relating to the Woodside Donaldson to repair a damaged propulsion motor in January 2015. These increases were partially offset by the temporary deferral of a portion of the charter payments for the Marib Spirit and Arwa Spirit effective January 2016, and lower charter rate on the redeployment of the Methane Spirit after its original time-charter contract expired in March 2015.

Teekay LNG – Conventional Tankers
As at June 30, 2016, Teekay LNG’s conventional tanker fleet included five Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, four of which it owns and two of which it leases under capital leases. All of Teekay LNG’s conventional tankers operate under fixed-rate charters. The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 1,335 days for the six months ended June 30, 2016 from 1,448 days for the same period in 2015, as a result of the sale of the Bermuda Spirit and the Hamilton Spirit in April and May 2016, respectively. During the six months ended June 30, 2016, none of Teekay LNG’s vessels were off-hire for scheduled dry-dockings, compared to one of Teekay LNG’s vessels being off-hire for two days during the same period in 2015.
Income (loss) from vessel operations for Teekay LNG’s conventional tankers decreased to income of $5.1 million and a loss of $18.1 million, respectively, for the three and six months ended June 30, 2016, compared to income of $6.0 million and $13.1 million, respectively, for the same periods last years, primarily as a result of:

•
a decrease of $27.4 million for the six months ended June 30, 2016, due to a loss on sale of vessels upon Centrofin exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively;

•
a decrease of $1.7 million for the six months ended June 30, 2016 due to an adjustment upon the finalization of Teekay LNG's 2015 profit share revenues relating to the Toledo Spirit recorded in the first quarter of 2016 compared to an increase from an adjustment upon finalization of its 2014 profit share recorded in the first quarter of 2015, which was based on the agreement between Teekay LNG and the charterer, and an adjustment upon finalization of its 2015 profit share revenues relating to the Teide Spirit recorded in the first quarter of 2016;

•
decreases of $1.1 million and $2.1 million for the three and six months ended June 30, 2016, respectively, from the European Spirit, African Spirit and Asian Spirit upon the charterer exercising its one-year options in September 2015, November 2015 and January 2016, respectively, resulting in current charter rates being lower than the original charter rates; and

•	a decrease of $0.8 million for the three and six months ended June 30, 2016, due to the sales of the Bermuda Spirit and Hamilton Spirit in April and May 2016, respectively.
Teekay Tankers

Recent Developments in Teekay Tankers

In May and June 2016, Teekay Tankers entered into a time charter-out contract for one Aframax tanker and extended a time charter-out contract for one Aframax tanker, respectively. These contracts have an average daily rate of approximately $22,500 with firm contract periods ranging from 12 to 24 months.

In December 2015, Teekay Tankers entered into a new in-charter contract for one Aframax tanker which was delivered in February 2016. The new in-charter contract has a daily rate of $22,750 and is scheduled to expire in March 2021. In addition, two in-chartered Aframax tankers were redelivered back to their respective owners in April 2016 and two in-chartered Aframax tankers were redelivered back to their owners in May 2016. In June 2016, one in-chartered Aframax contract was canceled.
Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results and number of calendar-ship-days for its vessels for the three and six months ended June 30, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2016 and 2015 to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Revenues	139,621	107,594	304,571	211,472
Voyage expenses	(9,758)	(3,545)	(22,581)	(7,379)
Net revenues	129,863	104,049	281,990	204,093
Vessel operating expenses	(46,389)	(26,201)	(91,462)	(48,642)
Time-charter hire expense	(15,913)	(16,793)	(36,629)	(31,796)
Depreciation and amortization	(25,621)	(15,227)	(52,688)	(28,899)
General and administrative (1)	(4,769)	(3,039)	(10,202)	(6,339)
Asset impairment	(6,420)	—	(6,420)	—
Restructuring charges (recovery)	—	879	—	(4,445)
Income from vessel operations	30,751	43,668	84,589	83,972

Equity income	4,740	3,587	8,554	6,169

Calendar-Ship-Days (2)
Conventional Tankers	4,872	3,834	10,046	7,334

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.
Tanker Market and TCE Rates

Crude tanker rates declined during the second quarter of 2016 due to a combination of seasonal factors and reduced oil supply in key export markets. While crude tanker rates are lower year-on-year, they remain significantly higher than in the period 2011-2014, with Aframax earnings averaging the second highest for a second quarter since 2008.

High levels of global oil inventories and weaker refining margins led to a larger than usual decline in refinery throughput during the second quarter, which was negative for crude tanker demand. As per the International Energy Agency (IEA), during the second quarter, global refinery throughput registered a year-on-year decline for the first time in three years. In addition, significant oil supply outages in Nigeria and Latin America led to a reduced supply of cargoes in key Aframax and Suezmax load regions. These factors combined to put pressure on tanker rates during the second quarter and the early part of the third quarter.

Global oil demand remains relatively strong, supported by ongoing low oil prices and high levels of gasoline consumption in both the developed and developing world. The IEA has steadily increased its expectations for oil demand growth in 2016 to 1.4 million barrels per day (mb/d), up from a forecast of 1.2 mb/d growth in April 2016. The potential return of oil production in the Atlantic basin could further support crude tanker demand in the second half of the year, particularly towards the seasonally stronger winter months.

During the first half of 2016, the world tanker fleet grew by 14.2 million deadweight tonnes (mdwt), or 2.7%. This fleet growth is set to continue over the next 12-18 months as the current tanker newbuilding order book delivers, with projected tanker fleet growth of 5.7% in 2016 and 5.1% in 2017. However, the bulk of the fleet growth in the world Suezmax fleet will be felt more in 2017 when the majority of the Suezmax order book is scheduled to deliver. Looking ahead, a lack of new tanker orders in 2016 due to restricted access to capital should result in very low fleet growth once the current order book delivers over the next 18 months. In addition, very low levels of scrapping over the past two years have led to a build-up in the fleet of older vessels which will become potential candidates for scrapping in the coming years. As such, lower fleet growth is expected post-2017, which we expect will help restore balance to the tanker market.

Overall, we expect lower seasonal freight rates to persist through the third quarter before an uptick during the winter months when increased oil demand and winter weather delays typically lead to improved market conditions. Further upside could come from the potential return of Atlantic oil supply volumes following temporary supply disruptions in the second and third quarters.

	Three Months Ended June 30, 2016
	Revenues	Voyage Expenses	Adjustments (1)	Net Revenues	Revenue Days	Average TCE per Revenue Day (1)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$52,179	($1,720)	$2,161	$52,620	1,695	$31,040
Voyage-charter contracts - Aframax	$28,109	($2,052)	$928	$26,985	1,209	$22,314
Voyage-charter contracts - LR2	$14,851	($6)	$454	$15,299	728	$21,015
Voyage-charter contracts - MR	$2,967	($4)	$150	$3,113	182	$17,106
Time-charter out contracts - Suezmax	$5,998	($175)	$75	$5,898	182	$32,404
Time-charter out contracts - Aframax	$14,214	($245)	$197	$14,166	586	$24,174
Time-charter out contracts - LR2	$2,409	($118)	$30	$2,321	91	$25,500
Total (2)	$120,727	($4,320)	$3,995	$120,402	4,673	$25,768

(1)
Average TCE per Revenue Day excludes a total of $3.3 million in pool management fees and commissions payable for commercial management for our vessels and $0.7 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(2)	Excludes $18.9 million of revenues and $5.4 million of voyage expenses related to the full service lightering and lightering support services business for the three months ended June 30, 2016.

	Three Months Ended June 30, 2015
	Revenues	Voyage Expenses	Adjustments (1)	Net Revenues	Revenue Days	Average TCE per Revenue Day (1)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$33,531	($182)	$1,361	$34,710	895	$38,767
Voyage-charter contracts - Aframax	$35,284	($2,513)	$674	$33,445	1,150	$29,072
Voyage-charter contracts - LR2	$24,207	$53	$676	$24,936	860	$28,996
Voyage-charter contracts - MR	$5,255	$4	$284	$5,543	251	$22,040
Time-charter out contracts - Suezmax	($46)	—	$46	—	—	—
Time-charter out contracts - Aframax	$10,215	($792)	$778	$10,201	544	$18,758
Time-charter out contracts - MR	$27	($115)	$88	—	—	—
Total (2)	$108,473	($3,545)	$3,907	$108,835	3,700	$29,415

(1)
Average TCE per Revenue Day excludes a total of $2.9 million in pool management fees and commissions payable for commercial management for our vessels and $1.0 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(2)	Excludes $0.9 million of crew redundancy costs adjustment from one of our customers for the three months ended June 30, 2015.

	Six Months Ended June 30, 2016
	Revenues	Voyage Expenses	Adjustments (1)	Net Revenues	Revenue Days	Average TCE per Revenue Day (1)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$113,031	($2,551)	$3,435	$113,915	3,391	$33,593
Voyage-charter contracts - Aframax	$68,030	($4,973)	$2,279	$65,336	2,675	$24,421
Voyage-charter contracts - LR2	$30,476	$22	$893	$31,391	1,407	$22,304
Voyage-charter contracts - MR	$6,237	($8)	$271	$6,500	364	$17,858
Time-charter out contracts - Suezmax	$12,155	($335)	$160	$11,980	371	$32,252
Time-charter out contracts - Aframax	$28,698	($494)	$372	$28,576	1,219	$23,444
Time-charter out contracts - LR2	$4,773	($202)	$60	$4,631	182	$25,444
Time-charter out contracts - MR	($18)	—	$18	—	—	—
Total (2)	$263,382	($8,541)	$7,488	$262,329	9,609	$27,300

(1)
Average TCE per Revenue Day excludes a total of $6.9 million in pool management fees and commissions payable for commercial management for our vessels and $0.5 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(2)
Excludes $40.0 million of revenues and $14.0 million of voyage expenses related to the full service lightering and lightering support services business for the six months ended June 30, 2016 and $1.2 million of in-process revenue contract revenue for the six months ended June 30, 2016.

	Six Months Ended June 30, 2015
	Revenues	Voyage Expenses	Adjustments (1)	Net Revenues	Revenue Days	Average TCE per Revenue Day (1)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$67,734	($243)	$2,446	$69,937	1,788	$39,099
Voyage-charter contracts - Aframax	$69,184	($5,669)	$1,503	$65,018	2,210	$29,418
Voyage-charter contracts - LR2	$40,768	$89	$1,262	$42,119	1,550	$27,172
Voyage-charter contracts - MR	$8,627	($6)	$674	$9,295	451	$20,583
Time-charter out contracts - Suezmax	($46)	$3	$43	—	—	—
Time-charter out contracts - Aframax	$18,762	($1,423)	$1,116	$18,455	1,013	$18,228
Time-charter out contracts - MR	$1,997	($132)	$105	$1,970	50	$39,036
Total (2)	$207,026	($7,381)	$7,149	$206,794	7,062	$29,281

(1)
Average TCE per Revenue Day excludes a total of $5.6 million in pool management fees and commissions payable for commercial management for our vessels and $1.5 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(2)	Excludes $4.4 million of crew redundancy cost recovery from one of our customers for the six months ended June 30, 2015.
Teekay Tankers – Conventional Tankers
As at June 30, 2016, Teekay Tankers owned 45 double-hulled conventional oil tankers, time-chartered in five Aframax tankers and two LR2 product tankers from third parties and owned a 50% interest in one VLCC.

Income from vessel operations decreased to $30.8 million for the three months ended June 30, 2016 compared to $43.7 million for the same period in the prior year and increased to $84.6 million for the six months ended June 30, 2016 compared to $84.0 million for the same period in the prior year, primarily as a result of:

•
decreases of $22.9 million and $30.8 million in revenues for the three and six months ended June 30, 2016, respectively, resulting from lower average realized TCE rates earned by Suezmax, Aframax, LR2 and MR tankers for the first half of 2016;

•	a decrease of $6.4 million for the three and six months ended June 30, 2016 resulting from a write-down of one MR product tanker to its agreed sales price;

•
decreases of $1.8 million and $3.8 million for the three and six months ended June 30, 2016, respectively, due to ship management fees relating to the five vessels acquired during the first quarter of 2015 and 12 vessels acquired in the second half of 2015;

•
decreases of $1.7 million and $3.4 million for the three and six months ended June 30, 2016, respectively, due to increase in amortization of dry-docking costs during the first half of 2016 resulting from high dry-docking activity during the second half of 2015;

•
decreases of $0.6 million and $1.6 million for the three and six months ended June 30, 2016, respectively, as a result of higher corporate expenses incurred during the first quarter of 2016, primarily as a result of legal expenses related to financing activities and the STX arbitration, and higher administrative, strategic management and other fees; and

•
decreases of $0.2 million and $1.7 million for the three and six months ended June 30, 2016, respectively, due to higher time-charter rates related to the profit sharing components and options exercised to extend the in-charter contracts, at higher rates, associated with four Aframax tankers and one LR2 product tanker;

partially offset by

•
increases of $11.7 million and $30.8 million for the three and six months ended June 30, 2016, respectively, primarily due to the addition of 11 Suezmax tankers (excluding one which was in dry dock for the first half of 2016) that Teekay Tankers acquired during the second half of 2015, the addition of three Aframax in-charters and one LR2 in-charter that were delivered to Teekay Tankers at various times during 2015 and 2016, the addition of two Aframax tankers acquired from Teekay Offshore during the second half of 2016 and changes of employment between fixed-rate charters and spot voyage charters, partially offset by the redeliveries of five in-charters to their owners in the first half of 2016 and the sale of one MR product tanker in late 2015;

•	increases of $3.9 million and $6.6 million for the three and six months ended June 30, 2016, respectively, due to fewer net off-hire days in the first half of 2016;

•	increases of $3.3 million and $5.0 million for the three and six months ended June 30, 2016, respectively, due to higher rates earned from out-chartered Aframax tankers;

•
net increases of $2.5 million and $4.2 million for the three and six months ended June 30, 2016, respectively, due to results from the ship-to-ship transfer business which Teekay Tankers acquired during the third quarter of 2015;

•	an increase of $1.2 million for the six months ended June 30, 2016 due to in-process revenue contract amortization recognized in revenue in the first quarter of 2016; and

•	an increase of $1.1 million for the six months ended June 30, 2016 due to one additional calendar day during the first quarter as 2016 is a leap year.
Equity income was $4.7 million and $8.6 million for the three and six months ended June 30, 2016, respectively, compared to equity income of $3.6 million and $6.2 million, respectively, for the same periods in the prior year. The increases were primarily due to:

•
increases of $1.4 million and $1.2 million, respectively, for the three and six months ended June 30, 2016 from the High-Q joint venture resulting from profit share recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds triggering a profit sharing with the customer; and

•
an increase of $1.1 million for the six months ended June 30, 2016, due to higher equity earnings from the 50% interest of Teekay Tankers in Teekay Tankers Operations Ltd. (or TTOL), primarily related to its share of cancellation fees paid to Anglo-Eastern during the first quarter of 2015 for acquiring its 49% share in Teekay Marine Ltd.

Teekay Parent
Recent Developments in Teekay Parent

In December 2014, the Board of Directors of Teekay Offshore’s general partner approved the acquisition of the Petrojarl Knarr FPSO from Teekay Parent, subject to the unit completing certain operational tests and commencing its charter contract at full rate. The Petrojarl Knarr FPSO achieved first oil and commenced its charter contract with BG Norge Limited (or BG) in March 2015 on a partial charter rate. In June 2015, the Petrojarl Knarr FPSO completed its operational testing and commenced its full charter rate and on July 1, 2015 Teekay Parent completed the sale of the Petrojarl Knarr FPSO to Teekay Offshore. Teekay Offshore has included the results of the Petrojarl Knarr FPSO as from March 9, 2015, when it commenced operations.

In the fourth quarter of 2015, Teekay Parent secured a 12-month, charter-out contract for the Shoshone Spirit VLCC at $49,000 per day, which expires in December 2016. In the second quarter of 2016, Teekay Parent entered into an agreement to sell the Shoshone Spirit VLCC to a third party and expects to deliver the vessel in the fourth quarter of 2016. The vessel was written down to its net realizable value as a result of the expected sale and the vessel was classified as held for sale as at June 30, 2016.

The Hummingbird Spirit FPSO was previously operating in the latter part of its charter contract with Centrica Energy (or Centrica) whereby Centrica could terminate the contract at any time with 90 days’ notice. In June 2016, Teekay Parent entered into a contract amendment with Centrica to extend the firm period to September 2017 (with charterer's right to terminate no earlier than March 1, 2017) in exchange for a lower fixed charter rate and an oil price tariff.  The contract amendment took effect on July 1, 2016.

Operating Results – Teekay Parent
The following table compares Teekay Parent’s operating results and number of calendar-ship-days for its vessels for the three and six months ended June 30, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Conventional		Other and		Teekay Parent
	Production		Tankers		Corporate G&A		Total
	Three Months Ended June 30,
	2016	2015	2016	2015	2016	2015	2016	2015

Revenues	58,600	66,394	9,534	18,413	14,970	17,153	83,104	101,960
Voyage expenses	(9)	(133)	(50)	(169)	(882)	(13)	(941)	(315)
Net revenues	58,591	66,261	9,484	18,244	14,088	17,140	82,163	101,645
Vessel operating expenses	(38,004)	(46,801)	(2,693)	(4,192)	(6,131)	(5,251)	(46,828)	(56,244)
Time-charter hire expense	(7,448)	(7,119)	(5,384)	(10,375)	(11,521)	(12,522)	(24,353)	(30,016)
Depreciation and amortization	(17,798)	(17,359)	(847)	(713)	113	112	(18,532)	(17,960)
General and administrative (1)	(3,110)	(5,073)	(201)	(550)	(1,104)	(2,138)	(4,415)	(7,761)
Asset impairments	—	—	(12,535)	—	—	—	(12,535)	—
Restructuring charges	(574)	—	—	—	(3,722)	—	(4,296)	—
(Loss) income from vessel operations	(8,343)	(10,091)	(12,176)	2,414	(8,277)	(2,659)	(28,796)	(10,336)

Equity (loss) income	(394)	(2,631)	2,139	2,387	(223)	(224)	1,522	(468)

Calendar-Ship-Days (2)
FPSO Units	273	273	—	—	—	—	273	273
Conventional Tankers	—	—	358	637	—	—	358	637
Gas Carriers	—	—	—	—	182	182	182	182
FSO Units	91	91	—	—	182	182	273	273
Shuttle Tankers	182	182	—	—	—	—	182	182
Bunker Barges	—	—		—	182	—	182	—

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Conventional		Other and		Teekay Parent
	Production		Tankers		Corporate G&A		Total
	Six Months Ended June 30,
	2016	2015	2016	2015	2016	2015	2016	2015

Revenues	113,806	135,327	23,584	34,886	43,440	35,913	180,830	206,126
Voyage expenses	(18)	(142)	(148)	(247)	(1,655)	(13)	(1,821)	(402)
Net revenues	113,788	135,185	23,436	34,639	41,785	35,900	179,009	205,724
Vessel operating expenses	(82,852)	(98,161)	(5,109)	(7,826)	(12,630)	(10,818)	(100,591)	(116,805)
Time-charter hire expense	(13,881)	(14,203)	(16,886)	(20,811)	(23,811)	(23,829)	(54,578)	(58,843)
Depreciation and amortization	(35,596)	(34,228)	(1,717)	(1,426)	224	225	(37,089)	(35,429)
General and administrative (1)	(6,657)	(10,832)	(470)	(1,060)	(4,385)	(8,308)	(11,512)	(20,200)
Asset impairments	—	—	(12,535)	—	—	—	(12,535)	—
Restructuring charges	(845)	—	—	—	(17,437)	(1,782)	(18,282)	(1,782)
(Loss) income from vessel operations	(26,043)	(22,239)	(13,281)	3,516	(16,254)	(8,612)	(55,578)	(27,335)

Equity (loss) income	(3,052)	(7,704)	4,945	3,912	(563)	(525)	1,330	(4,317)

Calendar-Ship-Days (2)
FPSO Units	546	543	—	—	—	—	546	543
Conventional Tankers	—	—	798	1,267	—	—	798	1,267
Gas Carriers	—	—	—	—	364	362	364	362
FSO Units	182	181	—	—	364	362	546	543
Shuttle Tankers	364	362	—	—	—	—	364	362
Bunker Barges	—	—	—	—	364	—	364	—

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units and one conventional tanker, all remaining calendar-ship-days presented relate to in-chartered days.
Teekay Parent – Offshore Production

Offshore Production for Teekay Parent consists of its FPSO units. As at June 30, 2016, Teekay Parent had a direct interest in three 100%-owned operating FPSO units.

The Hummingbird Spirit FPSO charter contract includes an incentive compensation component based on the oil price. In addition, the Petrojarl Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. The declines in the price of oil have negatively impacted our incentive compensation under these contracts and may negatively impact our revenues in future periods if the oil price remains at or falls below current levels.

On July 1, 2015 Teekay Parent completed the sale of the Petrojarl Knarr FPSO unit to Teekay Offshore. The Teekay Parent results for the year ended December 31, 2015 have been retrospectively adjusted to exclude the results of the Petrojarl Knarr FPSO from March 2015 when the unit commenced operations, and the results for Teekay Offshore have been retrospectively adjusted to include the results of the Petrojarl Knarr from March 2015.
Loss from vessel operations for Teekay Parent’s Offshore Production business was $8.3 million and $26.0 million, respectively, for the three and six months ended June 30, 2016 compared to $10.1 million and $22.2 million, respectively, for the same periods last year, primarily as a result of:

•
increases in losses of $1.3 million and $8.1 million, respectively, for the three and six months ended June 30, 2016, compared with the same periods last year, from the Petrojarl Banff FPSO as a result of off-hire in the first quarter of 2016 and higher repairs and maintenance costs due to the temporary loss of two mooring lines in the first quarter of 2016;

•
increases in losses of $1.3 million and $2.0 million, respectively, for the three and six months ended June 30, 2016 compared with the same periods last year, from the Petrojarl Foinaven FPSO as a result of lower production and lower incentive revenues earned in 2016, partially offset by lower operating costs in 2016;

partially offset by:

•
decreases in losses of $3.1 million and $3.3 million, respectively, for the three and six months ended June 30, 2016 compared with the same periods last year, relating to the Hummingbird Spirit FPSO, primarily due to lower operating costs from cost-saving initiatives in 2016; and

•
decreases in losses of $2.0 million and $4.2 million, respectively, for the three and six months ended June 30, 2016 compared with the same periods last year, from a decrease in general and administrative expenses, primarily due to legal costs incurred in 2015 associated with the Petrojarl Banff FPSO unit relating to repairs and upgrades after the storm event in December 2011.

Teekay Parent – Conventional Tankers
As at June 30, 2016, Teekay Parent had a direct interest in one conventional tanker, two in-chartered conventional tankers from third parties, and one in-chartered conventional tanker from Teekay Tankers. The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, decreased during the three months ended June 30, 2016 compared to the same period in the prior year due to the redeliveries of three Aframax in-charters to Teekay Offshore.
(Loss) income from vessel operations for Teekay Parent’s Conventional Tankers was $(12.2) million and $(13.3) million, respectively, for the three and six months ended June 30, 2016 compared to $2.4 million and $3.5 million, respectively, in the same periods in the prior year. The changes were primarily as a result of:

•	a decrease of $12.5 million for the three and six months ended June 30, 2016 due to the write-down of one VLCC to its agreed sales price;

•
a decrease of $4.0 million for the six months ended June 30, 2016 due to a cancellation fee paid by Teekay Parent to Teekay Offshore related to the termination of a time-charter contract in the first quarter of 2016;

•
decreases of $1.3 million and $2.6 million for the three and six months ended June 30, 2016, respectively, due to a higher time-charter hire rate for an Aframax in-charter in the first quarter of 2016;

•	decreases of $1.3 million and $1.1 million for the three and six months ended June 30, 2016, respectively, due to lower average realized TCE rate for the first half of 2016; and

•	decreases of $0.6 million and $1.1 million for the three and six months ended June 30, 2016, respectively, due to changes of employment between fixed-rate charters and spot voyage charters;
partially offset by:

•	an increase of $2.0 million for the six months ended June 30, 2016 due to a distribution received from Gemini Pool L.L.C.; and

•
net increases of $1.6 million and $2.6 million for the three and six months ended June 30, 2016, respectively, due to lower vessel operating expenses from the termination of bareboat contracts of two Aframax tankers that Teekay Parent in-chartered from Teekay Offshore and lower time-charter hire expense from the redeliveries of three in-chartered conventional tankers to Teekay Offshore, partially offset by the loss of revenue due to the redeliveries of those tankers.

Teekay Parent – Other and Corporate G&A
As at June 30, 2016, Teekay Parent had two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.
Loss from vessel operations for Teekay Parent’s Other and Corporate G&A increased to $8.3 million and $16.3 million, respectively, for the three and six months ended June 30, 2016 compared to $2.7 million and $8.6 million, respectively, for the same periods in the prior year, primarily as a result of:

•
increases in losses of $8.9 million and $18.3 million, respectively, for the three and six months ended June 30, 2016 compared to the same periods in the prior year, mainly due to less revenues earned as a result of the terminations of time charters and the lay-up of Polar Spirit and Arctic Spirit in 2016; and

•
increases in losses of $3.7 million and $2.0 million, respectively, for the three and six months ended June 30, 2016 compared to the same period in the prior year, mainly due to the closure of offices and seafarers' severance amounts relating to tug businesses in Western Australia;

partially offset by:

•
a decrease in losses of $1.6 million for the three and six months ended June 30, 2016 compared to the same periods in the prior year due to transaction fees received from Tankers Investments Ltd. (or TIL) for our arrangement of the sales of the Voss Spirit and Hemsedal Spirit vessels by TIL in 2016;

•
decreases in losses of $5.2 million and $8.2 million, respectively, for the three and six months ended June 30, 2016 compared to the same periods in the prior year mainly due to earnings generated on technical, crew and commercial management services provided for an increased fleet size in 2016; and

•
decreases in losses of $1.0 million and $2.3 million, respectively, for the three and six months ended June 30, 2016 compared to the same period in the prior year, primarily due to cost saving initiatives and the strengthening of the U.S. Dollar.

Equity income was $1.5 million and $1.3 million, respectively, for the three and six months ended June 30, 2016 compared to equity losses of $0.5 million and $4.3 million, respectively, for same periods in the prior year, primarily due to a deferred tax asset write-down and foreign exchange loss in 2015 and foreign exchange gains in Teekay Parent’s 43% investment in Sevan Marine ASA in 2016.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three and six months ended June 30, 2016 and 2015:

(in thousands of U.S. dollars, except percentages)	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2016	2015	% Change	2016	2015	% Change
	$	$		$	$
Interest expense	(73,255)	(62,388)	17.4	(145,458)	(113,734)	27.9
Interest income	1,042	1,199	(13.1)	2,364	2,729	(13.4)
Realized and unrealized (loss) gain on non-designated derivative instruments	(89,272)	63,752	(240.0)	(196,893)	(19,634)	902.8
Foreign exchange (loss) gain	(15,157)	(1,604)	845.0	(25,671)	15,906	(261.4)
Other loss	(21,436)	(389)	5,410.5	(21,286)	(14)	151,942.9
Income tax (expense) recovery	(1,423)	(752)	89.2	(2,499)	243	(1,128.4)
Interest Expense. Interest expense increased to $73.3 million and $145.5 million, respectively, for the three and six months ended June 30, 2016, from $62.4 million and $113.7 million, respectively, for the same periods in the prior year, primarily due to:

•
increases of $5.4 million and $6.7 million for the three and six months ended June 30, 2016, respectively, mainly due to the additional issuance of $200 million of Teekay Parent's 8.5% senior unsecured notes in November 2015, and a termination fee and write-off of deferred costs due to the cancellation of a portion of the equity margin loan, partially offset by lower costs due to the maturity of Teekay Parent's Norwegian Kroner (or NOK) 700.0 million senior unsecured bond in October 2015;

•
increases of $4.1 million and $9.9 million for the three and six months ended June 30, 2016, respectively, due to additional interest incurred by Teekay Tankers to finance the acquisition of the 12 modern Suezmax tankers which Teekay Tankers acquired in the third quarter of 2015;

•
increases of $2.3 million and $3.4 million for the three and six months ended June 30, 2016, respectively, relating to interest incurred on the capital lease obligation for the Creole Spirit upon its delivery in February 2016;

•
increases of $2.0 million and $4.8 million, respectively, for the three and six months ended June 30, 2016, due to interest expense incurred relating to costs associated with the delay in delivery of Teekay Offshore's second UMS newbuilding up until its construction contract cancellation in late-June 2016;

•	increases of $1.9 million and $9.1 million, respectively, for the three and six months ended June 30, 2016, due to commencement of operations by the Petrojarl Knarr FPSO in March 2015; and

•
an increase of $1.5 million for the six months ended June 30, 2016, due to borrowings and loan costs relating to Teekay Offshore's six towing vessels (which delivered throughout the first seven months of 2015), the Arendal Spirit UMS (which commenced operations during the second quarter of 2015) and the $30.0 million of senior secured bonds Teekay Offshore issued in February 2015;

partially offset by

•	decreases of $1.9 million and $2.7 million, respectively, for the three and six months ended June 30, 2016, due to an increase in capitalized interest on Teekay Offshore's newbuildings;

•	a decrease of $1.3 million for the three months ended June 30, 2016, due to the ineffective portion of unrealized gains incurred on interest rate swaps designated as cash flow hedges; and

•
decreases of $0.9 million and $1.5 million, respectively, for the three and six months ended June 30, 2016, due to the maturity of Teekay Offshore's Norwegian Kroner (or NOK) 500.0 million senior unsecured bond in January 2016.

Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. Net realized and unrealized (losses) gains on non-designated derivatives were $(89.3) million and $(196.9) million, respectively, for the three and six months ended June 30, 2016, compared to $63.8 million and $(19.6) million, respectively, for the three and six months ended June 30, 2015, as detailed in the table below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(22,409)	(27,205)	(45,589)	(55,094)
Interest rate swap agreement terminations	—	—	(8,140)	—
Foreign currency forward contracts	(2,336)	(4,232)	(7,332)	(9,660)
Time charter swap agreement	126	—	126	—
	(24,619)	(31,437)	(60,935)	(64,754)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(62,817)	83,986	(143,871)	40,326
Foreign currency forward contracts	1,093	9,386	15,064	3,057
Stock purchase warrants	(4,274)	1,817	(8,496)	1,737
Time charter swap agreement	1,345	—	1,345	—
	(64,653)	95,189	(135,958)	45,120
Total realized and unrealized (losses) gains on derivative instruments	(89,272)	63,752	(196,893)	(19,634)
The realized (losses) and gains relate to amounts we actually realized or paid to settle such derivative instruments.
As at June 30, 2016 and 2015, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.4 billion and $3.6 billion, respectively, with average fixed rates of approximately 3.4%. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $22.4 million and $45.6 million during the three and six months ended June 30, 2016, respectively, compared to realized losses of $27.2 million and $55.1 million for the respective periods in the prior year under the interest rate swap agreements. We also incurred a realized loss of $8.1 million during the six months ended June 30, 2016, from the early termination of one interest rate swap.
We recognized realized losses of $2.3 million and $7.3 million during the three and six months ended June 30, 2016, respectively, compared to $4.2 million and $9.7 million, respectively, for the same periods last year under the foreign currency forward contracts.
Primarily as a result of decreases in long-term benchmark interest rates during the three and six months ended June 30, 2016, compared with increases in 2015 we recognized unrealized (losses) gains of $(62.8) million and $(143.9) million, respectively, compared to $84.0 million and $40.3 million, respectively, for the same periods last year under the interest rate swap agreements.
We recognized unrealized gains of $1.1 million and $15.1 million during the three and six months ended June 30, 2016, respectively, compared to $9.4 million and $3.1 million, respectively, for the same periods last year under the foreign currency forward contracts.
In January 2014, we and Teekay Tankers formed TIL. We and Teekay Tankers invested a total of $50.0 million for an aggregate of 5.0 million shares of TIL's common stock, representing an initial aggregate 20% interest in TIL, as part of a $250 million private placement by TIL. In addition, we and Teekay Tankers received stock purchase warrants entitling us and Teekay Tankers to purchase up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL's common stock trade on a national securities exchange or over-the-counter market denominated in NOK, we and Teekay Tankers may also exercise the stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. During the three and six months ended June 30, 2016, we recognized $4.3 million and $8.5 million, respectively, of unrealized losses on the stock purchase warrants, compared to unrealized gains of $1.8 million and $1.7 million, respectively, for the same periods last year, as a result of the changes in the underlying share price of TIL. Please read “Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”
For the three and six months ended June 30, 2016, we recognized unrealized gains on time charter swap agreements of $1.3 million.

Foreign Exchange (Loss) Gain. Foreign currency exchange (losses) gains were $(15.2) million and $(25.7) million, for the three and six months ended June 30, 2016, respectively, compared to $(1.6) million and $15.9 million, respectively, for the same periods last year. Our foreign currency exchange (losses) gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three and six months ended June 30, 2016, foreign currency exchange losses include realized losses of $5.0 million (2015 – $3.8 million) and $9.9 million (2015 – $7.9 million) and unrealized (losses) gains of $(21.0) million (2015 – $13.5 million) and $53.2 million (2015 – $(42.2) million) on our cross currency swaps, unrealized gains (losses) of $6.9 million (2015 – $(10.4) million) and $33.0 million (2015 – $42.3 million) on the revaluation of our NOK-denominated debt, and realized losses on maturity of cross currency swaps of $32.6 million offset by the realized gain on maturity of the NOK bond of $32.6 million. For the three and six months ended June 30, 2016 and 2015, foreign currency exchange (losses) gains include the revaluation of our Euro-denominated restricted cash, debt, and capital leases.

Other loss. Other loss was $(21.4) million and $(21.3) million, respectively, for the three and six months ended June 30, 2016, compared to $(0.4) million and $(0.01) million, respectively, for the same periods last year. The increase in other loss was mainly due to the cancellation of the UMS construction contracts recorded during the three and six months ended June 30, 2016, resulting in the recognition of an expense relating to estimated potential damages of $38.0 million, partially offset by a $14.5 million gain associated with the extinguishment of contingent liabilities relating to the UMS newbuildings and a $2.1 million gain relating to the reassessment of a contingent liability fair value associated with the Arendal Spirit UMS.
Income Tax (Expense) Recovery. Income tax (expense) recovery increased to $(1.4) million and $(2.5) million, respectively, for the three and six months ended June 30, 2016, compared to $(0.8) million and $0.2 million, respectively, for the same periods last year. The increase in income tax expense for the three and six months ended June 30, 2016 was primarily due to an increase in Teekay Tankers' estimate of freight tax expense as a result of the trading patterns of its fleet, partially offset by the commencement of operations by the Petrojarl Knarr FPSO unit in March 2015 and a reversal of an uncertain tax position as a result of receiving a favorable ruling during the six months ended June 30, 2016.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation – Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $1.1 billion, which mostly relates to our remaining 2016 capital expenditure commitments. We are currently in the process of obtaining additional debt financing from various sources for our remaining capital commitments relating to our portion of newbuildings on order as at June 30, 2016. As at June 30, 2016, Teekay Corporation’s total consolidated cash and cash equivalents was $789.7 million, compared to $678.4 million at December 31, 2015. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $1.1 billion as at June 30, 2016, compared to $860.7 million as at December 31, 2015.
We believe there is currently a dislocation in the capital markets relative to the stability of our businesses. Based on the upcoming equity capital requirements for our committed growth projects, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we believe that it is in the best interests of our shareholders to conserve more of our internally generated cash flows for future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Parent temporarily reduced its quarterly cash dividend per share to $0.055 from $0.55, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56 and Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70. Teekay Parent, Teekay Offshore and Teekay LNG each maintained these reduced dividend and distribution levels for the first and second quarters of 2016. Despite significant weakness in the global energy and capital markets, our cash flows from vessels operations remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties. In addition to using more of our internally generated cash flows for future growth projects and to reduce our debt levels, we may seek alternative sources of financing such as sale and leaseback transactions, new bank borrowings, the issuance of new debt and equity securities.
Since early 2016, Teekay Parent and the Daughter Companies have been executing on a series of financing initiatives intended to contribute to the funding of our upcoming capital expenditures and debt maturities, which are explained in the Teekay Parent and Daughter sections that follow.

Our revolving credit facilities and term loans are described in Item 1 – “Financial Statements: Note 8 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and nine loan agreements require the maintenance of vessel market value to loan ratios. As at June 30, 2016, these vessel market value to loan ratios ranged from 119.5% to 201.8% compared to their minimum required ratios of 105% to 125%, respectively. The vessel values used in these ratios are the appraised values prepared by us based on second-hand sale and purchase market data. Changes in the conventional tanker market, FPSO market and a weakening of the LNG/LPG carrier market could negatively affect our compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at June 30, 2016 this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity from 5.0% to 7.5% of total debt. As at June 30, 2016, this aggregate amount was $384.8 million. At June 30, 2016 we were in compliance with all covenants required by our credit facilities and other long-term debt.
Teekay Parent’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG, and shares of Class A common stock of Teekay Tankers owned by us. If, as a result of a decline in the aggregate market value of the pledged securities, the outstanding balance of the loan exceeds the loan-to-value ratio, Teekay Parent must prepay amounts under the facility. As of June 30, 2016, based on the loan-to-value thresholds, there was $150.0 million of credit available under this facility, of which $31.9 million was drawn and $118.1 million was available but undrawn.
The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to June 30, 2016, are $0.5 billion (remainder of 2016), $1.1 billion (2017), $1.7 billion (2018), $1.0 billion (2019), $1.1 billion (2020) and $1.7 billion (thereafter).
We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read "Item 3 - Quantitative and Qualitative Disclosures About Market Risk".
The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Teekay Parent
In September 2015, Teekay Parent entered into a Framework Cooperation Agreement with The Export-Import Bank of China for up to $1 billion in new loan facilities. The agreement provides the basis for further negotiations between the parties about the potential loan facilities. If completed, such loan facilities would be made available to Teekay Parent and its subsidiaries, including the Daughter Companies, to finance the construction or conversion of vessels from shipyards in China over the next three years.
Teekay Parent continues to own three FPSO units and one conventional tanker and continues to in-charter a number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Companies, its undrawn credit facilities and proceeds from the sale of vessels to external parties or Teekay Offshore (and in the past, Teekay LNG and Teekay Tankers). As at June 30, 2016, Teekay Parent’s total cash and cash equivalents was $223.5 million, compared to $221.0 million at December 31, 2015. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $341.5 million as at June 30, 2016, compared to $234.5 million as at December 31, 2015.

In addition to a series of financing initiatives at Teekay Offshore (as described below), in May and June 2016, Teekay Parent completed various initiatives to increase its financial strength and flexibility, including:

•
refinancing three existing debt facilities, including $150 million relating to Teekay Parent’s equity margin revolving credit facility, $150 million of an existing revolving credit facility relating to Teekay Parent’s three directly-owned FPSO units, and $50 million of an existing debt facility relating to the Shoshone Spirit VLCC;

•	selling Teekay Parent’s 50% interest in three Infield Support Vessel Tugs for Royal Dutch Shell’s Prelude floating liquefied natural gas (FLNG) unit; and

•
issuing $100 million of common shares at a price of $8.32 per share to a group of institutional investors and two entities established by Teekay Parent's founder, including Resolute Investments, Inc. (or Resolute), Teekay Parent's largest shareholder.

Teekay’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay. In June 2016, Teekay amended the facility by further reducing its aggregate potential borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the formula which further limits the amount available to borrow based on the value of the common units of Teekay Offshore and Teekay LNG and the shares of Class A common stock of Teekay Tankers that are pledged as collateral. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million as of June 30, 2016. As of June 30, 2016, Teekay Parent had $31.9 million drawn on this facility, and $118.1 million undrawn.
As part of completing the financing initiatives both at Teekay Parent and Teekay Offshore, in June 2016, Teekay Parent entered into guarantee arrangements relating to Teekay Offshore up to a maximum of $500 million. The guarantees cover amounts owing under certain existing interest rate swaps which have put option termination rights that were extended to February 2019; a new loan for Teekay Offshore’s East Coast Canada shuttle tanker project during the construction period for three newbuilding shuttle tankers delivering in 2017 and 2018; and certain existing cross currency swaps related to two of Teekay Offshore’s Norwegian Kroner bonds for which the maturity dates were extended out to the end of 2018 (as described below). In addition, Teekay Parent extended the maturity date for obligations in the amount of $200 million owed to Teekay Parent by Teekay Offshore from July 2016 to January 2019 and agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, all cash distributions to be paid to Teekay Parent or its affiliates, including the general partner of Teekay Offshore, will instead be paid in common units of Teekay Offshore. In addition, Teekay Parent agreed with its lenders that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, Teekay Parent will not pay any dividends in cash unless it matches or exceeds the amount of cash paid by proceeds raised through the issuance of additional equity in advance of, or within six months following, the payment of such dividends.
We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.
Teekay Offshore
Teekay Offshore's business model is to employ its vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. Prior to the fourth quarter of 2015, the operating cash flow Teekay Offshore's vessels generated each quarter, excluding a reserve for maintenance capital expenditures and distributions on its preferred units, was generally paid out to its common unitholders within approximately 45 days after the end of each quarter. As discussed in the Teekay Corporation section above, Teekay Offshore temporarily reduced its quarterly cash distributions to $0.11 per common unit, and these reduced distribution amounts were maintained for the first and second quarters of 2016, and its near-term business strategy is now primarily focused on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects.
Teekay Offshore's primary liquidity needs for the remainder of 2016 and for 2017 are to pay existing committed capital expenditures and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly distributions on certain of Teekay Offshore's outstanding common and preferred units, operating expenses and dry docking expenditures and funding general working capital requirements. We anticipate that Teekay Offshore's primary sources of funds for the remainder of 2016 and for 2017 will be cash flows from operations, bank debt, equity offerings and proceeds from the sale of certain assets.
During the second quarter of 2016, Teekay Offshore completed a series of initiatives to manage its unfunded capital expenditures and upcoming debt maturities, including:

•
obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	extending $75 million of the outstanding principal amount of an existing revolving credit facility financing for the Petrojarl Varg FPSO unit until late-2017;

•
extending the majority of the principal maturity payments to late-2018 for two of Teekay Offshore's existing NOK senior unsecured bonds, previously due in January 2017 and January 2018, and agreeing to pay a portion of the outstanding principal amount under these facilities in October 2016, October 2017, and January 2018;

•
agreeing with Teekay Parent that, until Teekay Offshore's NOK bonds maturing 2018 have been repaid, all cash distributions to be paid to Teekay Parent or its affiliates, including Teekay Offshore's general partner, will instead be paid in common units of Teekay Offshore;

•
agreeing that, until Teekay Offshore's NOK bonds maturing 2018 have been repaid, Teekay Offshore will only pay distributions in cash to third party holders of Teekay Offshore’s common units if the amount of the cash distributions is matched or exceeded by the proceeds raised through the issuance of additional Teekay Offshore equity in advance of, or within six months following, the payment of such distributions;

•
extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Parent under the terms of a promissory note pursuant to which Teekay Offshore will pay Teekay Parent interest at a rate of 10.0% per annum, one half of which will be paid in cash, and the other half of which will be paid in common units of Teekay Offshore or from the proceeds of the sale of equity securities by Teekay Offshore;

•
issuing $200 million of equity, consisting of (i) $100 million of Teekay Offshore's Series D Preferred Units (with a two-year payment-in-kind option to be settled in common units) plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit to a group of investors and affiliated parties, including Teekay Parent, which invested $26 million, Peter Evensen, and two entities established by Teekay Parent's founder, including Resolute, Teekay Parent's largest shareholder, and (ii) $100 million of common units at a price of $4.55 per unit to a group of investors;

•	cancellation of the shipbuilding contracts for the two remaining UMS newbuildings by Teekay Offshore's subsidiary Logitel; and

•
amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extending and increasing the threshold of existing cross currency swaps related to Teekay Offshore's two NOK bonds that have been extended as part of these initiatives.

As part of completing the financing initiatives, Teekay Offshore agreed to convert $46 million of face value of the $250 million of Series C Preferred Units for approximately 8.3 million common units and the remaining approximately $204 million of outstanding Series C Preferred Units for approximately 8.5 million of its newly-issued Series C-1 Preferred Units that also include a two-year payment-in-kind option. Teekay Offshore agreed that, until Teekay Offshore repays amounts outstanding under its Norwegian Kroner bonds maturing 2018, Teekay Offshore will only pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units in common units, except that, at any time with respect to the Series C-1 Preferred Units, and at any time after June 29, 2018 with respect to the Series D Preferred Units, Teekay Offshore may pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units, respectively, in cash, if the amount of such cash distributions are matched or exceeded by the proceeds of additional equity raised by Teekay Offshore in advance of, or within six months following, payment of the cash distributions.
As part of the financing initiatives, Teekay provided financial guarantees to Teekay Offshore for liabilities associated with the long-term debt financing relating to the East Coast of Canada newbuilding shuttle tankers and for certain of Teekay Offshore's interest rate swap and cross currency swap liabilities. The guarantees cover liabilities totaling up to a maximum amount of $495 million and have been provided for at no additional cost to Teekay Offshore.
In addition, Teekay Offshore is evaluating or pursuing a number of additional potential sources of financing to increase its available liquidity, including divesting of assets, issuing equity securities through its continuous offering program and accessing the unsecured bond market. There can be no assurance that any such financing will be available to Teekay Offshore on acceptable terms, if at all.
Teekay Offshore's ability to continue to expand the size of its fleet over the long-term is in part dependent upon its ability to continue to generate operating cash flow, particularly from its shuttle tanker and FPSO fleets, obtain long-term bank borrowings and other debt, as well as its ability to raise debt or equity financing through either public or private offerings.
As at June 30, 2016, Teekay Offshore's total future contractual obligation for vessels and newbuildings and committed conversions, including its 50% interest in the Libra FPSO conversion, was approximately $941.1 million, consisting of $470.2 million (remainder of 2016), $402.3 million (2017) and $68.6 million (2018). Of this $941.1 million of future contractual obligations, Teekay Offshore has pre-arranged undrawn financing in place of $738.3 million of these obligations and therefore a remaining funding requirement of $134.2 million (2017) and $68.6 million (2018). Teekay Offshore expects to manage these funding requirements from existing and expected liquidity.
As at June 30, 2016, Teekay Offshore's total consolidated cash and cash equivalents were $380.7 million, compared to $258.5 million at December 31, 2015. Teekay Offshore's total consolidated liquidity, including cash, cash equivalents and undrawn long-term borrowings was $420.7 million as at June 30, 2016, compared to $282.7 million as at December 31, 2015. The increase in liquidity was primarily due to: proceeds from the Series D Preferred Units and common units as described above; additional bank financings as described above; proceeds from the sale of the Navion Torinita, Fuji Spirit and Kilimanjaro Spirit; the timing of the settlements of intercompany balances and a decrease in collateral on cross currency swaps; partially offset by the scheduled repayments or prepayments of outstanding term loans and NOK bonds; and payments for committed newbuildings and conversions (please read Item 1 - Financial Statements: Note 10. Commitments and Contingencies).
As at June 30, 2016, Teekay Offshore had a working capital deficit of $295.8 million, compared to a working capital deficit of $504.5 million at December 31, 2015. Accrued liabilities increased mainly due to estimated damages relating to the cancellation of the two UMS newbuildings. The due to affiliates balance in current liabilities decreased mainly due to the refinancing of the $100 million convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Petrojarl Knarr FPSO unit, and a $100 million six-month loan made by Teekay Corporation to Teekay Offshore, with a $200 million long-term subordinate promissory note issued to Teekay Corporation by Teekay Offshore, which matures in 2019. The current portion of derivative instruments in current liabilities decreased due to the amendment of terms of certain interest rate swaps to defer the counterparties’ early termination options and extend and increase the threshold of existing cross currency swaps related to two of Teekay Offshore's NOK bonds as described above. The current portion of long-term debt increased mainly due to reclassifying two term loans maturing in the first half of 2017 to current portion of long-term debt as at June 30, 2016, the drawdown of one existing revolving debt facility, the drawdown of existing term loans to finance the installment payments on the four towing and offshore installation newbuildings and the Petrojarl I FPSO unit upgrades, and the reclassification of a portion of the term loan relating to the Gina Krog FSO conversion to current portion of long-term debt as at June 30, 2016, partially offset by the extension of $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit, the repayment of NOK 500 million of one tranche of a NOK bond which matured and was paid in January 2016 and other debt repayments during the first half of the year. Teekay Offshore expects to manage its working capital deficit primarily with net operating cash flow, issuing equity securities through its continuous offering program, debt refinancings, and its existing liquidity.
Teekay LNG
Teekay LNG's business model is to employ its vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Prior to the fourth quarter of 2015, the operating cash flow generated by Teekay LNG's vessels each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, was generally paid out to its unitholders and General Partner as cash distributions within approximately 45 days after the end of each quarter. Global crude oil prices have significantly declined since mid-2014. As discussed in the Teekay Corporation section above, Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70. In addition to using more of its internally generated cash flows to fund future growth projects and reduce its debt levels, Teekay LNG may seek alternative sources of financing such as sale and leaseback transactions.

Teekay LNG's primary liquidity needs for the remainder of 2016 through to 2018 include payment of its quarterly distributions, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term, bank debt maturities, capital expenditures Teekay LNG is committed to and the funding of general working capital requirements. We anticipate that Teekay LNG's primary source of funds for its short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends from its equity accounted joint ventures. For the remainder of 2016 through to 2018, we expect that Teekay LNG's existing liquidity, combined with the cash flow it expects to generate from its operations and receive as dividends from its equity accounted joint ventures will be sufficient to finance its liquidity needs, specifically the equity portion of its committed capital expenditures. Teekay LNG's remaining liquidity needs require it to secure debt financing for an adequate portion of its committed capital expenditures and to refinance its loan facilities maturing in 2016 to 2018 and its Norwegian Kroner-denominated bonds due in 2017 and 2018. In terms of debt financing for committed capital expenditures, in February 2016, Teekay LNG secured financing for one of its MEGI LNG carrier newbuildings which delivered in July 2016 through a sale-leaseback transaction of approximately $176 million. In addition, Teekay LNG has committed debt financing in place for the vessels under construction for the BG Joint Venture. Teekay LNG is actively working on obtaining debt financings for the six LNG carriers under construction for the Yamal LNG Joint Venture, the five LNG carriers under construction that have been chartered to a wholly-owned subsidiary of Royal Dutch Shell PLC along with one of the other LNG carriers under construction at DSME, and the assets of the Bahrain LNG Joint Venture (defined below) and associated floating storage unit (or FSU).

Teekay LNG's liquidity needs beyond 2018 decline significantly compared to 2016 to 2018 as a majority of its commitments for capital expenditures relate to the remainder of 2016 to 2018. Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as its ability to raise debt or equity financing through either public or private offerings.

Teekay LNG has one credit facility that requires it to maintain a vessel value to outstanding loan principal balance ratio of 115%, which as at June 30, 2016 was 202%. The vessel value was determined using a current market value for comparable second-hand vessels. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold.

As at June 30, 2016, Teekay LNG's consolidated cash and cash equivalents were $127.5 million, compared to $102.5 million at December 31, 2015. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $261.4 million as at June 30, 2016, compared to $232.5 million as at December 31, 2015. The increase in total consolidated liquidity was primarily due to a sale-leaseback financing transaction in February 2016 relating to the Creole Spirit.

As at June 30, 2016, Teekay LNG had a working capital deficit of $268.0 million, which consisted of $83.7 million current portion of a NOK bond maturing in May 2017 and $56.9 million current capital lease obligation for two Suezmax tankers, under which the owner has the option to require Teekay LNG to purchase the vessels. Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow and dividends from its equity accounted joint ventures, debt refinancings and, to a lesser extent, existing undrawn revolving credit facilities. As at June 30, 2016, Teekay LNG had undrawn revolving credit facilities of $133.9 million.
Teekay Tankers
Teekay Tankers’ business model is to own and charter out oil and product tankers and it employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Teekay Tankers’ primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions.
As at June 30, 2016, Teekay Tankers' total consolidated cash and cash equivalents was $58.0 million, compared to $96.4 million at December 31, 2015. Teekay Tankers' cash balance as at June 30, 2016 decreased primarily as a result of a net reduction in its long-term debt in conjunction with the refinancing of its long-term debt facilities (described below) and dividends paid which were partially offset by distributions it received from its equity accounted investments. Teekay Tankers' total consolidated liquidity, including cash and undrawn credit facilities, was $93.0 million as at June 30, 2016, compared to $111.0 million as at December 31, 2015. We anticipate that Teekay Tankers' primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet Teekay Tankers' existing liquidity needs for at least the next 12 months.

Teekay Tankers' short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock, scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

From the first quarter of 2013 to the dividend paid in the fourth quarter of 2015, Teekay Tankers distributed a portion of its cash flow to shareholders through a fixed quarterly dividend of $0.03 per share on its common shares. Commencing with the dividend paid in the first quarter of 2016, Teekay Tankers adopted a new dividend policy under which quarterly dividends are expected to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of its Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income include foreign exchange gain or losses, unrealized gains or losses on derivative instruments, asset impairment and debt issuance costs which were written off in connection with the refinancing of Teekay Tankers' debt facilities in the first quarter of 2016.

Teekay Tankers' long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that Teekay Tankers' long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which includes equity issuances from Teekay Tankers' continuous offering program. We expect that Teekay Tankers will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels from Teekay Parent or third parties.

In January 2016, Teekay Tankers entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay two bridge loan facilities, which matured in late January 2016, and a portion of Teekay Tankers' main corporate revolving credit facility, which was scheduled to mature in 2017. As of June 30, 2016, the $894.4 million long-term debt facility had a total outstanding balance of $795.5 million, of which $334.1 million relates to the revolving credit facility and $461.4 million relates to the term loan.
Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2016	2015
	$	$
Net operating cash flows	306,842	336,314
Net financing cash flows	(196,704)	447,786
Net investing cash flows	1,178	(883,119)
Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates, which have increased recently after a number of years of historically lower rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of two of our FPSO units include incentives based on average annual oil prices, the recent reduction in global oil prices may negatively impact our operating cash flows.
Consolidated net cash flow from operating activities decreased to $306.8 million for the six months ended June 30, 2016, from $336.3 million for the six months ended June 30, 2015. This decrease was mainly due to dividends from our joint ventures of $7.7 million for the six months ended June 30, 2016, compared to $46.1 million in the same period in 2015. There was a $4.8 million decrease in cash flow from higher expenditures for dry docking due to more vessels dry-docked in the six month ended June 30, 2016 compared to the same period in 2015. There was also a $30.7 million increase in interest expense (net of interest income and including realized losses on interest rate swaps and interest rate swaps terminations) for the six months ended June 30, 2016 compared to the six months ended June 30, 2015. This decrease in cash flows was partially offset by a $16.3 million increase in income from vessel operations before depreciation, amortization, asset impairments and loan loss recoveries, net gain on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, primarily as a result of increases in conventional tanker fleet size. We had an increase in changes to non-cash working capital items of $39.7 million, primarily due to the timing of capitalized vessel modifications.
For a further discussion of changes in income from vessel operations before depreciation, amortization, asset impairments, net (gain) loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, please read “Results of Operations.”

Financing Cash Flows
The Daughter Companies hold most of our liquefied gas carriers (Teekay LNG), offshore assets, including shuttle tankers, FPSO units and FSO and offshore support units (Teekay Offshore) and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $168.8 million in the six months ended June 30, 2016, compared to $187.6 million in the same period last year. Teekay Parent raised net proceeds from issuances of new equity to the public and to third party investors and two entities established by our founder, including Resolute, our largest shareholder, of $96.2 million in the six months ended June 30, 2016, compared to $nil in the same period last year. As the sizes of the Daughter Companies have grown through acquisitions, whether from Teekay or otherwise, the amount of their operating cash flows generally has increased, which has resulted in larger aggregate distributions, primarily from Teekay Offshore and Teekay LNG. As described above, distributions from Teekay Offshore and Teekay LNG have been temporarily reduced commencing with the distributions relating to the fourth quarter of 2015. Distributions to non-controlling interests decreased to $62.4 million in the six months ended June 30, 2016 from $164.8 million in the same period last year. In addition, distributions from the Daughter Companies to Teekay Parent decreased to $24.9 million in the six months ended June 30, 2016 from $90.6 million in the same period last year. Teekay Parent has agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, all cash distributions to be paid to Teekay Parent or its affiliates, including the general partner of Teekay Offshore, will instead be paid in common units of Teekay Offshore.
We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net proceeds from the issuance of long-term debt, which is proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, was $78.7 million in the six months ended June 30, 2016, and $748.2 million in the same period last year.
Dividends paid by Teekay during the six months ended June 30, 2016 on its outstanding common stock were $8.0 million, compared to $45.9 million during the six months ended June 30, 2015, or $0.11 per share for 2016, compared to $0.6325 per share for 2015.
Investing Cash Flows
During the six months ended June 30, 2016, we incurred capital expenditures for vessels and equipment of $269.1 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Offshore incurred $106.4 million of expenditures for vessels and equipment, Teekay LNG incurred $159.2 million, primarily for newbuilding installment payments and shipbuilding supervision costs for its LNG carrier newbuildings, and Teekay Tankers incurred $3.9 million of capitalized expenditures. In addition, Teekay Offshore made a $52.9 million investment in its joint ventures, and received proceeds of $55.5 million from the sale of the Navion Torinita shuttle tanker and the Fuji Spirit and Kilimanjaro Spirit conventional tankers. Teekay LNG received proceeds of $179.4 million from the sale-leaseback financing transaction completed on the Creole Spirit in February 2016 and proceeds of $94.3 million from the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016.
During the six months ended June 30, 2015, we incurred capital expenditures for vessels and equipment of $873.3 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Parent incurred $94.1 million of capital expenditures for the installment payments and conversion costs of the Knarr FPSO unit. Teekay Offshore incurred capitalized expenditures of $404.0 million, including a $167.0 million final installment, on the Arendal Spirit UMS, $139.3 million on the five towing and offshore installation vessels delivered in the first and second quarters of 2015, the $33.2 million first installment payment on three newbuilding shuttle tankers, $28.7 million of upgrade costs on the Petrojarl I FPSO unit, $17.4 million on FSO conversion costs, installments of $12.2 million on four newbuilding towing vessels and $6.2 million on various other vessel additions. Teekay LNG incurred capital expenditures of $143.1 million relating to newbuilding installments for seven of its 11 LNG carrier newbuildings. In addition, Teekay Tankers incurred capital expenditures of $228.2 million relating to the acquisition of four LR2 product tankers and one Aframax tanker in the first quarter of 2015 and other capital expenditures. Teekay Offshore had an increase in restricted cash of $42.1 million due to cash held as security related to the purchase of the five towing and offshore installation vessels. In addition, we invested $8.6 million in our equity-accounted investees, primarily related to Teekay Offshore’s 50% interest in the Libra FPSO joint venture and we were repaid $16.8 million from our loans to equity-accounted investees. During the first quarter of 2015, Teekay Offshore received proceeds of $8.9 million from the sale of a 1997-built shuttle tanker.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at June 30, 2016:

		Remainder of					Beyond
	Total	2016	2017	2018	2019	2020	2020
	In millions of U.S. Dollars
Teekay Offshore
Bond repayments (1)(2)	587.0	21.5	21.5	124.4	419.6	—	—
Scheduled repayments of long-term debt (1)	2,059.3	176.4	399.0	355.0	310.7	224.8	593.4
Repayments on maturity of long-term debt (1)	652.8	—	219.7	144.1	25.0	40.0	224.0
Chartered-in vessels (operating leases)	151.1	38.8	59.8	35.4	17.1	—	—
Newbuildings installments/conversion (3)	941.1	470.2	402.3	68.6	—	—	—
Asset retirement obligation	19.3	—	—	—	—	19.3	—
	4,410.6	706.9	1,102.3	727.5	772.4	284.1	817.4
Teekay LNG
Bond repayments (2)(4)	310.9	—	83.7	107.6	—	119.6	—
Scheduled repayments of long-term debt (2)(5)	629.9	60.8	124.8	115.5	64.3	62.8	201.7
Repayments on maturity of long-term debt (2)(5)	962.6	25.0	—	580.9	31.5	—	325.2
Commitments under capital leases (6)	307.1	11.5	46.2	42.5	15.3	15.3	176.3
Commitments under operating leases (7)	307.6	12.1	24.1	24.1	24.1	24.1	199.1
Newbuildings installments/shipbuilding supervision (8)	3,186.5	331.3	1,016.6	1,107.0	528.6	203.0	—
	5,704.6	440.7	1,295.4	1,977.6	663.8	424.8	902.3
Teekay Tankers
Scheduled repayments of long-term debt (9)	546.0	83.2	128.4	111.8	110.0	110.0	2.6
Repayments on maturity of long-term debt (9)	508.7	—	77.6	65.5	—	—	365.6
Chartered-in vessels (operating leases) (10)	70.0	21.0	22.2	8.8	8.3	8.3	1.4
	1,124.7	104.2	228.2	186.1	118.3	118.3	369.6
Teekay Parent
Bond repayments (11)	592.7	—	—	—	—	592.7	—
Scheduled repayments of long-term debt (11)	136.5	29.8	53.3	53.4	—	—	—
Repayments on maturity of long-term debt (11)	111.9	50.0	—	61.9	—	—	—
Chartered-in vessels (operating leases)	14.1	4.6	9.1	0.4	—	—	—
Asset retirement obligation	23.9	—	—	23.9	—	—	—
	879.1	84.4	62.4	139.6	—	592.7	—
Total	12,119.0	1,336.2	2,688.3	3,030.8	1,554.5	1,419.9	2,089.3

(1)
Excludes expected interest payments of $54.6 million (remainder of 2016), $95.9 million (2017), $79.1 million (2018), $45.8 million (2019), $26.3 million (2020) and $47.3 million (beyond 2020). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR or NIBOR, plus margins which ranged between 0.30% and 5.75% (variable rate loans) as at June 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt and Norwegian Kroner (or NOK) -denominated obligations.

(2)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2016.

(3)
Consists of Teekay Offshore’s four towing and offshore installation newbuildings, three shuttle tanker newbuildings, its 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, and the FSO conversion for the Randgrid shuttle tanker. Teekay Offshore has pre-arranged undrawn financing of approximately $738.3 million relating to its capital expenditure commitments.

(4)
Excludes expected interest payments of $8.3 million (remainder of 2016), $13.1 million (2017), $9.5 million (2018), $5.6 million (2019), and $2.8 million (2020). Expected interest payments are based on NIBOR at June 30, 2016, plus margins that range up to 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of June 30, 2016. The expected interest payments do not reflect the effect of the related cross-currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

(5)
Excludes expected interest payments of $15.7 million (remainder of 2016), $29.1 million (2017), $20.4 million (2018), $12.0 million (2019), $11.0 million (2020) and $35.4 million (beyond 2020). Expected interest payments are based on LIBOR or EURIBOR at June 30, 2016, plus margins on debt that has been drawn that ranges up to 2.80% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(6)
Includes, in addition to lease payments, amounts Teekay LNG may be or are required to pay to purchase the leased vessels at the end of their respective lease terms. For two of Teekay LNG's three capital lease obligations, the lessor has the option to sell two Suezmax tankers under capital lease to Teekay LNG at any time during the remaining lease term; however, in this table Teekay LNG has assumed the lessor will not exercise its right to sell the two Suezmax tankers to it until after the lease term expire, which is during the years 2017 to 2018. The purchase price for any Suezmax tanker Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect Teekay LNG to satisfy any such purchase price by assuming the existing vessel financing, although it may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to its assuming the financing obligations.

(7)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $270.9 million for these leases from the remainder of 2016 to 2029.

(8)
Between December 2013 and June 2016, Teekay LNG entered into agreements for the construction of 10 wholly-owned LNG carrier newbuildings. As of June 30, 2016, the estimated remaining costs for these newbuildings totaled $1.7 billion, including estimated interest and construction supervision fees. As of June 30, 2016, Teekay LNG has secured financing of $176 million related to the $133 million of LNG carrier newbuilding commitments included in the table above.

As part of the acquisition of an ownership interest in the BG Joint Venture, Teekay LNG agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund its proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG's proportionate share of newbuilding installments totaled $218.9 million as of June 30, 2016. However, as part of this agreement with BG, Teekay LNG expects to recover $15.6 million of the shipbuilding supervision and crew training costs from BG between 2016 and 2020 and the BG Joint Venture has secured financing of $150 million based on Teekay LNG's proportionate share of newbuilding installments as of June 30, 2016.
In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG have a 50% ownership interest entered into agreements for the construction of six LNG carrier newbuildings. As at June 30, 2016, Teekay LNG's 50% share of the estimated remaining costs for these six newbuildings totaled $925.9 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings, which is estimated to be $2.1 billion.
In December 2015, Teekay LNG entered into an agreement with National Oil & Gas Authority (or Nogaholding), Samsung C&T (or Samsung) and Gulf Investment Corporation (or GIC) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. Teekay LNG has 30% ownership in the Bahrain LNG Joint Venture. The project will be owned and operated under a 20-year agreement commencing in late-2018 with a fully-built up cost of approximately $885.0 million. As at June 30, 2016, Teekay LNG's 30% share of the estimated remaining costs is $265.5 million. The Bahrain LNG Joint Venture intends to secure debt financing for approximately 75% of the fully built-up cost of the LNG receiving and regasification terminal in Bahrain.
The table above includes Teekay LNG's proportionate share of the newbuilding costs for five LPG carrier newbuildings scheduled for delivery between the remainder of 2016 and 2018 in the joint venture between the Exmar LPG Joint Venture and Teekay LNG. As at June 30, 2016, Teekay LNG's 50% share of the estimated remaining costs for these five newbuildings totaled $99.1 million, including estimated interest and construction supervision fees. Based on Teekay LNG's 50% share as of June 30, 2016, the Exmar LPG Joint Venture has secured financing of $47 million related to $37 million of LPG carrier newbuilding commitments included in the table above.

(9)
Excludes expected interest payments of $11.5 million (remaining in 2016), $20.1 million (2017), $16.4 million (2018), $13.4 million (2019), $10.7 million (2020) and $4.7 million (beyond 2020). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.00% at June 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(10)
Excludes payments required if Teekay Tankers executes all options to extend the terms of in-chartered leases signed as of June 30, 2016. If Teekay Tankers exercises all options to extend the terms of signed in-chartered leases, it would expect total payments of $21.0 million (remaining in 2016), $34.0 million (2017), $17.2 million (2018), $8.3 million (2019), $8.3 million (2020) and $1.4 million (beyond 2020).

(11)
Excludes expected interest payments of $29.8 million (remainder of 2016), $56.8 million (2017), $53.0 million (2018), $50.4 million (2019), and $25.2 million (2020). Expected interest payments are based on the existing interest rate for a fixed-rate loan at 8.5% and existing interest rates for variable-rate loans that are based on LIBOR plus margins which ranged between 3.0% and 4.0% as at June 30, 2016. The expected interest payments do not reflect the effect or related interest rate swaps that Teekay Parent uses as an economic hedge of certain of its variable rate debt. The amounts in the table include the impact of refinancing $150 million of an existing revolving credit facility relating to Teekay Parent’s three directly-owned FPSO units.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Financial Statements: Note 23 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2015.

CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015. There were no significant changes in accounting estimates and assumptions from those discussed in such Annual Report on Form 20-F.
Goodwill
Based on conditions that existed at June 30, 2016, we do not believe that there is a reasonable possibility that the goodwill attributable to our reporting units with goodwill might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are referenced in the following section entitled “Forward-Looking Statements.”
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and six months ended June 30, 2016 contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•	our future financial condition or results of operations and future revenues and expenses;

•	our business strategy and other plans and objectives for future operations;

•	our future growth prospects and future trends of the markets in which we operate;

•
offshore, LNG, LPG, LR2 and tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates, price of oil, and oil production in the tanker market;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	the ability of TIL to benefit from the cyclical tanker market;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•
certainty of completion, estimated delivery and completion dates, our ability to obtain charter contracts for newbuildings that are not yet subject to fixed-rate contracts, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions and conversions;

•	the impact of the Principal Maritime vessel and SPT acquisition on Teekay Tankers’ cash flows and fleet utilization;

•	payment of additional consideration for our acquisitions of ALP and Logitel and the capabilities of the ALP vessels and the UMS;

•	the expected technical and operational capabilities of newbuildings, including the benefits of the MEGI twin engines in certain LNG carrier newbuildings;

•	our ability to obtain charter contracts for newbuildings or other vessels;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	future capital expenditure and the availability of capital resources to fund capital expenditures;

•	our liquidity needs and anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our expected sources of funds for liquidity and working capital needs and our ability to enter into new bank financings and to refinance existing indebtedness;

•	the impact of recent financing initiatives on the financial position of Teekay Parent and Teekay Offshore;

•	the expected timing, amount and method of financing for newbuilding vessels and the possible purchase of two of Teekay LNG's leased Suezmax tankers, the Teide Spirit and the Toledo Spirit;

•	expected financing for the Yamal LNG Joint Venture;

•
our expectations regarding the financing, schedule and performance of the Bahrain LNG Joint Venture, and our expectations regarding the supply, modification and charter of the FSU vessel for the project;

•	expected funding of Teekay LNG's proportionate share of the remaining shipyard installment payments for the BG Joint Venture;

•	the cost of supervision and crew training in relation to the BG Joint Venture and our expected recovery of a portion of those costs;

•	future debt refinancings and our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the expected resolution of legal claims against us;

•	the outcome of claims by Sevan due to the failure, prior to Teekay Offshore’s acquisition of Logitel, of Sevan to obtain shareholder approval under Norwegian law for certain transactions;

•	the outcome of the cancellation of the UMS newbuildings;

•	the outcome of the claim from Petrobras associated with the Piranema Spirit FPSO;

•
the future resumption of a LNG plant in Yemen operated by YLNG and expected repayment of deferred hire amounts on Teekay LNG’s two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG;

•
our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our former and current leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•	the future valuation or impairment of goodwill;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•	expected uses of proceeds from vessel or securities transactions;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks, and potential variance in the amounts recorded as derivative assets and liabilities;

•	our exposure to foreign currency fluctuations;

•	our expectations regarding uncertain tax positions;

•	the timing and amount of dividends distributed by our equity accounted joint ventures;

•
the distribution and dividend policies of our publicly-listed subsidiaries, Teekay Offshore, Teekay LNG and Teekay Tankers, including the temporary nature of current reduced distribution levels for Teekay Offshore and Teekay LNG; and

•	our ability to pay dividends on our common stock and common units and the temporary nature of recent reductions to such distributions.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, LNG or LPG carriers, UMS or towage vessels; the outcome of discussions with Sevan and third parties relating to existing or potential claims; the outcome of the cancellation of the UMS construction contracts; potential inability to obtain charters related to the newbuildings or other vessels; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; our exposure to currency exchange rate fluctuations; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; the inability of us to complete vessel sale transactions to our public company subsidiaries or to third parties; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2015. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We reduce our exposure at times by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following nine to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.
As at June 30, 2016, we had the following foreign currency forward contracts:

			Fair Value / Carrying Amount Of Asset (Liability)(3) $	Expected Maturity
	Contract Amount in Foreign Currency(1)	Average Forward Rate (2)		2016(3)	2017(3)
				$	$
Euro	4,500	0.92	124	4,886	—
Norwegian Kroner	762,500	8.02	(3,869)	47,151	47,947
Singapore Dollar	19,637	1.35	(17)	14,592	—
			(3,762)	66,629	47,947
______________

(1)	Foreign currency contract amounts in thousands.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at June 30, 2016, we had Euro-denominated term loans of 215.9 million Euros ($239.8 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.
We enter into cross currency swaps in connection with our NOK bond issuances, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2020. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our outstanding NOK-denominated bonds. As at June 30, 2016, we were committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability)(1) $
Notional Amount NOK(1)	Notional Amount USD(1)	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining (Term (years)
700,000	125,000	NIBOR	5.25%	6.88%	(44,079)	0.8
900,000	150,000	NIBOR	4.35%	6.43%	(48,959)	2.2
1,000,000	134,000	NIBOR	3.70%	5.92%	(20,923)	3.9
600,000(1)(2)	101,351	NIBOR	5.75%	8.84%	(34,817)	2.4
800,000(1)(3)	143,536	NIBOR	5.75%	7.58%	(55,132)	2.5
1,000,000	162,200	NIBOR	4.25%	7.45%	(54,658)	2.6
					(258,568)
______________

(1)	In thousands of Norwegian Kroner and U.S. Dollars.

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million (see note 8).

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million (see note 8)
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally, our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our floating-rate debt exposure based on our outlook for interest rates and other factors.
We are exposed to credit loss if the counterparties to our interest rate swap agreements fail to perform. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at June 30, 2016, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value Asset / (Liability)
	Balance
	2016	2017	2018	2019	2020	Thereafter	Total		Rate (1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)	409.3	970.9	1,331.4	507.0	403.9	1,533.1	5,155.6	(4,946.2)	2.4%
Variable Rate (Euro)(3)(4)	7.8	16.4	131.8	9.4	10.1	64.3	239.8	(228.6)	1.2%
Variable Rate (NOK)(4)(5)	21.5	105.2	232.0	119.6	119.5	—	597.8	(545.1)	5.7%
Fixed-Rate Debt ($U.S.)	8.1	15.6	24.9	325.0	616.3	115.3	1,105.2	(963.0)	7.3%
Average Interest Rate	4.8%	3.9%	4.2%	5.9%	8.8%	4.7%	7.3%
Capital Lease Obligations
Fixed-Rate ($U.S.)(6)	5.4	34.5	32.9	7.0	7.4	142.0	229.2	(229.2)	5.5%
Average Interest Rate(7)	5.5%	4.8%	6.2%	5.5%	5.5%	5.5%	5.5%
Interest Rate Swaps:
Contract Amount ($U.S.)(8)	490.8	611.4	417.1	623.3	551.5	1,288.6	3,982.7	(458.7)	3.1%
Average Fixed Pay Rate(2)	2.5%	3.1%	3.1%	3.7%	2.8%	3.3%	3.1%
Contract Amount (Euro)(4)(9)	7.8	16.5	131.7	9.4	10.1	64.3	239.8	(41.2)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	2.6%	3.7%	3.7%	3.9%	3.1%
______________

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of June 30, 2016, ranged from 0.3% to 4.0% for U.S. Dollar denominated debt. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2016.

(5)
Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 5.92% to 8.84% and interest rate payments swapped from NIBOR plus margins between 3.70% to 5.75% and the transfer of principal fixed between $101.4 million to $162.2 million upon maturity in exchange for NOK 600 million to NOK 1 billion.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)
The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)
The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR. The table above does not reflect Teekay LNG’s interest rate swaption agreement, whereby Teekay LNG has a one-time option to enter into an interest rate swap at a fixed rate with a third party, and the third party has a one-time option to require Teekay LNG to enter into an interest rate swap at a fixed rate. If Teekay LNG or the third party exercises its option, there will be a cash settlement for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption agreements as of June 30, 2016 was a liability of $19.5 million.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.
Equity Price Risk
We and Teekay Tankers are exposed to the changes in the price of TIL’s common stock. We and Teekay Tankers have stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019.
Commodity Price Risk
From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at June 30, 2016, we were not committed to any bunker fuel swap contracts.
Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce our exposure, Teekay Tankers has entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels for a period of 11 months plus an additional two months at the counterparty’s option. The fair value of this derivative agreement is the estimated amount that Teekay Tankers would receive or pay to terminate the agreement at the reporting date, based on the present value of the Company’s projection of future Aframax spot market tanker rates, which have been derived from current Aframax spot market tanker rates and estimated future rates. As at June 30, 2016, the fair value of the time-charter swap agreement was positive $1.3 million.

ITEM 4 -    CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting
During the six months ended June 30, 2016, we completed the global implementation of an accounting system designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. This accounting system was previously implemented in most regions during 2012. Although this implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the six months ended June 30, 2016, that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2016
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I, Item 1 – Financial Statements: Note 10d – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015 as revised or supplemented by certain of the risk factors presented below, which could materially affect our business, financial condition or results of operations.
In connection with recent refinancing initiatives, Teekay Corporation has agreed not to pay cash dividends to its shareholders unless certain conditions are met.

In connection with recently completed financing initiatives, Teekay Corporation agreed that, until Teekay Offshore repays amounts outstanding under its Norwegian Kroner bonds due in 2018, we will not pay any dividends in cash unless we match or exceed the amount of cash paid by proceeds raised through the issuance of additional equity in advance of, or within six months following, the payment of such dividends. To satisfy this condition, we intend to issue additional equity in the future but there can be no assurance that we will raise sufficient funds to do so.

Our cash flow depends substantially on the ability of all of our subsidiaries, primarily Teekay Offshore, Teekay LNG and Teekay Tankers, to make distributions and dividends to us. The cash distribution levels of Teekay Offshore and Teekay LNG have a significant impact on our cash flow. The amount of cash that Teekay Offshore and Teekay LNG will be able to distribute to their unitholders, including Teekay Corporation, principally depends upon the amount of cash these entities can generate from their respective business and the amount of cash reserves established by the boards of directors of the general partners of Teekay Offshore and Teekay LNG. In addition, in connection with recently completed financing initiatives, we agreed that until Teekay Offshore repays amounts outstanding under its Norwegian Kroner bonds due in 2018, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) paid by Teekay Offshore to us or our affiliates, including the general partner of Teekay Offshore, will be paid in Teekay Offshore’s common units.
The source of our cash flow includes cash distributions from our subsidiaries, primarily Teekay Offshore and Teekay LNG. The amount of cash our subsidiaries can distribute to us principally depends upon the amount of distributions declared by their boards of directors and the amount of cash they generate from their operations.
We, Teekay Offshore and Teekay LNG believe there is currently a dislocation in the capital markets relative to the stability of our businesses. Based on upcoming equity capital requirements for committed growth project and debt refinancing and other obligations, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we, Teekay Offshore and Teekay LNG believe that it is in the best interests of the securityholders of Teekay Offshore and Teekay LNG to conserve more of their internally generated cash flows to fund future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56, Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70 and, as a result, we temporarily reduced our quarterly cash dividend per share to $0.055 from $0.55. These distribution amounts were maintained for the first and second quarters of 2016. These distribution reductions by Teekay Offshore and Teekay LNG have substantially reduced our cash flows from them, including by currently eliminating any distributions on our incentive distribution rights in such companies.
In addition, in June 2016, we agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid by Teekay Offshore to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units.
The amount of cash that Teekay Offshore, Teekay LNG and Teekay Tankers have available for distribution or dividends depends primarily upon their respective cash flow, and is not solely a function of profitability, which will be affected by non-cash items. As a result, Teekay Offshore, Teekay LNG or Teekay Tankers may make cash distributions or pay cash dividends, as applicable, during periods when it records losses and may not make cash distributions or pay cash dividends, as applicable, during periods when it records profits.  The actual amount of cash that each of Teekay Offshore, Teekay LNG or Teekay Tankers will have available for distribution or dividends, as applicable, will depend on many factors, some of which are beyond its control, including:

•	the level of cash flows from operations;

•	the level of capital expenditures it makes;

•	the cost of any acquisitions;

•	its debt service requirements;

•	fluctuations in its working capital needs;

•	restrictions on distributions contained in its debt agreements;

•	prevailing economic and market conditions;

•	the cost of capital;

•	limitations under Marshall Islands laws; and

•	the amount of cash reserves established by its general partner or board of directors, as applicable, in its sole discretion for the proper conduct of its business.
Because of these factors, Teekay Offshore, Teekay LNG or Teekay Tankers may not have sufficient available cash each quarter to continue paying distributions or dividends to their respective partners or shareholders, including us, at their current or historical levels or at all.  Furthermore, until Teekay Offshore repays its Norwegian Kroner bonds maturing in 2018, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units.
Our ability to pay dividends on our common stock, and the amount of dividends that we pay, largely depends upon the distributions that we receive from Teekay Offshore and Teekay LNG.
In September 2014, we announced the adoption of a new dividend policy whereby our intention is to distribute to our shareholders a majority of the cash flows we receive from ownership of our publicly-traded subsidiaries. The new dividend policy commenced with the dividend for the quarter ended June 30, 2015. Our quarterly dividend payment is primarily based on the cash flow contributions from our general partnership and limited partnership interests in Teekay Offshore and Teekay LNG, together with other dividends received, after deductions for our corporate general and administrative expenses and any reserves determined to be required by our board of directors, including reserves to service our debt.
On December 16, 2015, we announced temporary reductions to our quarterly dividends, commencing with the dividend relating to the fourth quarter of 2015. The dividend reduction, which was maintained for the first and second quarters of 2016, was in response to announcements by Teekay Offshore and Teekay LNG that they were temporarily reducing their quarterly cash distributions and retaining a significant portion of the internally generated cash flows as reserves to fund the equity capital requirements of their future growth projects and reduce debt levels, with the intention for the foreseeable future to reduce the need to raise equity capital at prohibitively dilutive and costly rates given current depressed market conditions generally in the energy and master limited partnership capital markets. In June 2016, in connection with the completion of its financing initiatives, we agreed that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units. In addition, we agreed that, during the same period, we will not pay dividends in cash unless we match or exceed the amount of cash paid by proceeds raised through the issuance of additional equity in advance of, or within six months following, the payment of such dividends.
We are not the only equity holders of Teekay Offshore and Teekay LNG, and the respective partnership agreements of Teekay Offshore and Teekay LNG require them to distribute all available cash to their respective equity holders, including public unitholders. In addition, in connection with recently completed financing initiatives, we agreed that until Teekay Offshore repays amounts outstanding under its Norwegian Kroner bonds maturing 2018, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) paid by Teekay Offshore to us or our affiliates, including the general partner of Teekay Offshore, will be paid in common units.
Teekay Offshore and Teekay LNG are publicly-traded limited partnerships. As of June 30, 2016, we indirectly owned:

•
27.8% of the outstanding common units and 26% of the outstanding Series D Preferred Units, as well as a 2% general partner interest and all of the incentive distribution rights, in Teekay Offshore; and

•	31.7% of the outstanding common units, a 2% general partner interest and all of the incentive distribution rights in Teekay LNG.
The remainder of the outstanding limited partner interests in each of Teekay Offshore and Teekay LNG are owned by public unitholders. Although Teekay Offshore’s and Teekay LNG’s respective partnership agreements require them to distribute, on a quarterly basis, 100% of their available cash to their respective unitholders of record and their respective general partners, we are not the only limited partners of Teekay Offshore and Teekay LNG and, therefore, we receive only our proportionate share of cash distributions (other than with respect to distributions, if any, on incentive distribution rights) from each of Teekay Offshore and Teekay LNG based on our common and preferred limited partner interests in each of them, as applicable. The remainder of any quarterly cash distributions is distributed, pro rata (other than with respect to distributions, if any, on incentive distribution rights), to the public unitholders.
For each of Teekay Offshore and Teekay LNG, available cash is generally all cash on hand at the end of each quarter, after payment of fees and expenses and the establishment of cash reserves by their respective general partners. Although we own the general partner of each of Teekay Offshore and Teekay LNG, Teekay Offshore’s and Teekay LNG’s respective general partners determine the amount and timing of cash distributions by Teekay Offshore and Teekay LNG, respectively, and have broad discretion to establish and make additions to the respective entity’s reserves in amounts the respective general partner determines to be necessary or appropriate:

•	to provide for the proper conduct of partnership business and the businesses of its operating subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs);

•	to provide funds for distributions to the respective unitholders (including the preferred unitholders) and the respective general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any loan or other agreements.
Accordingly, distributions we receive on our ownership of common units and general partner interests in Teekay Offshore and Teekay LNG may be reduced at any time, or we may not receive any distributions from these entities. In addition, until Teekay Offshore repays its Norwegian Kroner bonds maturing 2018, all cash distributions paid by Teekay Offshore to us or our affiliates (other than with respect to distributions, if any, on incentive distribution rights), including the general partner of Teekay Offshore, will be paid in common units.

Teekay Offshore recently issued significant amounts of additional common units and other equity securities to finance vessel acquisitions and organic growth projects, to repay or refinance its debt obligations, and Teekay Offshore expects to issue additional common units or other equity securities in the future. The issuance of additional common units and other equity securities may be dilutive to unitholders, including Teekay Corporation, and increases the risk that Teekay Offshore will not have sufficient available cash to maintain or increase cash distribution levels to its unitholders, including Teekay Corporation. As a result, Teekay Offshore may not have sufficient cash from operations to enable it to pay the current level of distributions on its units or to maintain or increase distributions.
In June 2016, Teekay Offshore issued the following equity securities in privately-negotiated transactions:

•	21,978,022 common units;

•	4,000,000 Series D Preferred Units and warrants exercisable for up to 6,750,000 common units;

•	8,323,809 common units in consideration for the exchange and cancellation of 1,920,668 Series C Preferred Units; and

•	8,517,745 Series C-1 Preferred Units in consideration for the exchange and cancellation of the remaining 8,517,745 Series C Preferred Units.
Under the terms of the Series C-1 Preferred Units and the Series D Preferred Units, for the eight consecutive quarters ending March 31, 2018, Teekay Offshore may, at its discretion, make distributions on such preferred units in cash, common units, or a combination of cash and common units. In June 2016, in connection with the completion of its financing initiatives, Teekay Offshore agreed that, until Teekay Offshore repays amounts outstanding under its Norwegian Kroner bonds maturing 2018, Teekay Offshore will only pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units in common units, except that, at any time with respect of the Series C-1 Preferred Units, and at any time after June 29, 2018 with respect to the Series D Preferred Units, Teekay Offshore may pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units, respectively, in cash, upon condition that the amount of such cash distributions are matched or exceeded by the proceeds of additional equity raised by Teekay Offshore in advance of, or within six months following, payment of the cash distributions. In addition, Teekay Offshore agreed that, during the same period, Teekay Offshore will only pay distributions in cash to third party holders of Teekay Offshore’s common units if the amount of such cash distributions is matched or exceeded by the proceeds raised through the issuance of additional Teekay Offshore equity in advance of, or within six months following, the payment of such distributions. Also in connection with completion of the financing initiatives, we agreed that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units. In connection with extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Corporation, we modified the terms of the note to provide that one half of the 10.0% per annum interest will be paid to us either in Teekay Offshore common units or in cash provided the amount of such cash interest payments is matched or exceeded by the proceeds raised through the issuance of additional Teekay Offshore equity in advance of, or within six months following, such interest payments.
See “Item 2 -- Management’s Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Liquidity and Cash Needs--Teekay Offshore” for a further description of the transactions described above.
Teekay Offshore’s recent issuances of additional equity securities have resulted in unitholder dilution and increased the aggregate amount of cash required to maintain Teekay Offshore’s quarterly distributions to unitholders, including Teekay Corporation, once Teekay Offshore resumes making distributions to Teekay Corporation with cash. Issuing additional equity securities in the future may result in further unitholder dilution and further increase the aggregate amount of cash required to maintain quarterly distributions on Teekay Offshore’s common units.
The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Three customers, international oil companies, accounted for an aggregate of 28%, or $677.1 million, of our consolidated revenues during 2015 (2014 - three customers for 33%, or $664.1 million, 2013 - three customers for 37% or $677.3 million). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
Petroleo Brasileiro S.A. (or Petrobras), the Brazil state-controlled oil company, is one of our largest customers. Petrobras is alleged to have participated in a widespread corruption scandal involving improper payments to Brazilian politicians and political parties. It is uncertain at this time how these factors may affect Petrobras, its performance of existing contracts with us or the development of new projects offshore of Brazil. Any adverse effect on Petrobras’ ability to develop new offshore projects or to perform under existing contracts with us could harm us.

In addition, in October 2015, Sevan issued a press release indicating that certain individuals who have left Sevan may have made improper payments to Petrobras between 2005 and 2008 in order to obtain vessel contracts from Petrobras, including the existing contract for the Sevan Piranema FPSO unit, which unit and contract Teekay Offshore acquired from Sevan in November 2011 and renamed Piranema Spirit. If it is determined that the Piranema Spirit FPSO contract was illegally obtained by Sevan, in addition to any penalties that could be assessed by the authorities, Petrobras may seek to terminate the contract or may seek damages relating to the arrangement, and any dispute with Petrobras may adversely affect our relationship with Petrobras. Although Teekay Offshore will seek indemnification from Sevan for losses and penalties imposed on Teekay Offshore by Petrobras and/or the regulatory authorities, there is no assurance that it will be successful in offsetting any losses through such claims against Sevan. In addition, a former executive of Transpetro, the transportation and logistics subsidiary of Petrobras, has alleged that a subsidiary of Teekay Offshore, among a number of other shipping companies, purportedly made improper payments to local Brazilian agents. Such payments were alleged to have been made by the subsidiary between 2004 and 2006, prior to the dropdown of this subsidiary to Teekay Offshore. Although we believe we have robust anti-corruption programs in place, we have commenced an internal investigation to determine the veracity of these allegations. It is uncertain at this time how these allegations may affect Teekay Offshore or us, if at all, including the possibility of penalties that could be assessed by the relevant authorities. In addition, any dispute with Petrobras in connection with this matter may adversely affect our relationship with Petrobras.
We could lose a customer or the benefits of a contract if:

•	the customer fails to make payments because of its financial inability, disagreements with us or otherwise;

•	we agree to reduce the payments due to us under a contract because of the customer's inability to continue making the original payments;

•	the customer exercises certain rights to terminate the contract; or

•
the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the contract.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
Please refer to our Report on Form 6-K dated June 30, 2016.
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
The Company’s 2016 Annual Meeting of Shareholders was held on June 8, 2016. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

Terms Expiring in 2018	Votes For	Votes Against or Withheld	Shares which Abstained	Broker Non-Votes
Peter S. Janson	47,582,229	2,296,141	N/A	N/A
Eileen A. Mercier	40,669,043	9,209,327	N/A	N/A
Tore I. Sandvold	49,599,776	278,594	N/A	N/A
The terms of Directors Alan Semple, C. Sean Day, Thomas Kuo-Yuen Hsu, Axel Karlshoej, Bjorn Moller, Peter Evensen, and Bill Utt continued after the meeting.
Item 6 – Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-192753) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM F-4 (NO. 333-211069) FILED WITH THE SEC ON MAY 2, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212787) FILED THE WITH SEC ON JULY 29, 2016; AND

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213213) FILED THE WITH SEC ON AUGUST 19, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: September 1, 2016	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)